HESS CORPORATION
2022 PROXY STATEMENT





HESS CORPORATION

April 14, 2022

Dear Stockholder:

In 2021, our company continued to successfully execute our strategy and achieve strong operational performance. We are proud of our employees for their commitment to keeping our workplace and the communities where we operate safe throughout the COVID-19 pandemic.

Our strategy has been and continues to be to deliver high return resource growth, a low cost of supply and industry leading cash flow growth. **We have built a differentiated portfolio offering a unique value proposition** – delivering durable cash flow growth that enables us to invest in some of the highest return projects in the industry and also to **grow cash returns to our stockholders**. Our portfolio is focused on the Bakken, deepwater Gulf of Mexico, Southeast Asia and Guyana, with its multiple phases of low cost oil developments. As our portfolio becomes increasingly free cash flow positive in the coming years, we commit to return up to 75% of our adjusted free cash flow annually to stockholders by continuing to grow the dividend and accelerating share repurchases.

Key to our strategy is Guyana, the largest new oil province discovered in the last decade. On the Stabroek Block, where Hess has a 30% interest and ExxonMobil is the operator, our four sanctioned oil developments have world class economics, with a Brent breakeven oil price of between $25 and $35 per barrel. In 2027, at least six floating production, storage and offloading vessels ("FPSOs") are expected to be online on the block with a production capacity of more than 1 million gross barrels of oil per day, with the potential for up to 10 FPSOs to develop the gross discovered recoverable resources.

The Bakken, our largest operated asset, remains an important part of our portfolio with a robust inventory of high return future drilling locations. In 2021, with continued strength in oil prices, we added a second and third rig, which will enable us to accelerate cash flow growth, lower our unit cash costs and further optimize our infrastructure.

As we continue to execute our strategy, our company will be **guided by our longstanding commitment to sustainability**. Our strategy aligns with the world's growing need for affordable, reliable and cleaner energy that is necessary for human prosperity and global economic development. We recognize that climate change is the greatest scientific challenge of the 21st century and support the aim of the Paris Agreement and a global ambition to achieve net zero emissions by 2050. Our board and senior leadership have set aggressive five year targets for greenhouse gas ("GHG") emissions reduction for 2025, which are to reduce operated Scope 1 and 2 GHG emissions intensity and methane emissions intensity by approximately 50% from 2017, and to eliminate routine flaring from our operations by the end of 2025.

We are honored to have been recognized throughout 2021 as an **industry leader in our environmental, social and governance performance and disclosure**. In keeping with our Hess Values, we are committed to diversity, equity and inclusion, which we believe creates value for all of our stakeholders, and to the safety of our workforce and the communities where we operate.

You are cordially invited to participate in our annual meeting of stockholders, which will be held at our offices, 1501 McKinney Street, Houston, Texas 77010, on Thursday, May 26, 2022 at 9:00 a.m., Central Time. Thank you for your continued support and interest in our company. We look forward to sharing more about our company at our annual meeting.

Sincerely,

*Independent Chair
of the Board of Directors*

Chief Executive Officer

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TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements

This document contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "anticipate," "estimate," "expect," "forecast," "guidance," "could," "may," "should," "would," "believe," "intend," "project," "plan," "predict," "will," "target" and similar expressions identify forward-looking statements, which are not historical in nature. Our forward-looking statements may include, without limitation: our future financial and operational results; our business strategy; estimates of our crude oil and natural gas reserves and levels of production; benchmark prices of crude oil, natural gas liquids and natural gas and our associated realized price differentials; our projected budget and capital and exploratory expenditures; expected timing and completion of our development projects; information about sustainability goals and targets and planned social, safety and environmental policies, programs and initiatives; and future economic and market conditions in the oil and gas industry.

Forward-looking statements are based on our current understanding, assessments, estimates and projections of relevant factors and reasonable assumptions about the future. Forward-looking statements are subject to certain known and unknown risks and uncertainties that could cause actual results to differ materially from our historical experience and our current projections or expectations of future results expressed or implied by these forward-looking statements. The following important factors could cause actual results to differ materially from those in our forward-looking statements:

- fluctuations in market prices of crude oil, natural gas liquids and natural gas and competition in the oil and gas exploration and production industry, including as a result of the global COVID-19 pandemic ("COVID-19");

- reduced demand for our products, including due to COVID-19, perceptions regarding the oil and gas industry, competing or alternative energy products and political conditions and events;

- potential failures or delays in increasing oil and gas reserves, including as a result of unsuccessful exploration activity, drilling risks and unforeseen reservoir conditions, and in achieving expected production levels;

- changes in tax, property, contract and other laws, regulations and governmental actions applicable to our business, including legislative and regulatory initiatives regarding environmental concerns, such as measures to limit greenhouse gas emissions and flaring, fracking bans as well as restrictions on oil and gas leases;

- operational changes and expenditures due to climate change and sustainability related initiatives;

- disruption or interruption of our operations due to catastrophic events, such as accidents, severe weather, geological events, shortages of skilled labor, cyber-attacks, health measures related to COVID-19, or climate change;

- the ability of our contractual counterparties to satisfy their obligations to us, including the operation of joint ventures under which we may not control and exposure to decommissioning liabilities for divested assets in the event the current or future owners are unable to perform;

- unexpected changes in technical requirements for constructing, modifying or operating exploration and production facilities and/or the inability to timely obtain or maintain necessary permits;

- availability and costs of employees and other personnel, drilling rigs, equipment, supplies and other required services;

- any limitations on our access to capital or increase in our cost of capital, including as a result of limitations on investment in oil and gas activities or negative outcomes within commodity and financial markets;

- liability resulting from environmental obligations and litigation, including heightened risks associated with being a general partner of Hess Midstream LP; and

- other factors described in Item 1A – Risk Factors in our Annual Report on Form 10-K and any additional risks described in our other filings with the Securities and Exchange Commission.

As and when made, we believe that our forward-looking statements are reasonable. However, given these risks and uncertainties, caution should be taken not to place undue reliance on any such forward-looking statements since such statements speak only as of the date when made and there can be no assurance that such forward-looking statements will occur and actual results may differ materially from those contained in any forward-looking statement we make. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether because of new information, future events or otherwise.



HESS CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
Thursday, May 26, 2022, at 9:00 a.m.

To the Stockholders:

The annual meeting of stockholders of Hess Corporation will be held at our offices, 1501 McKinney Street, Houston, Texas 77010, on Thursday, May 26, 2022, at 9:00 a.m., Central Time, for the following purposes:

1. To elect twelve directors for the ensuing one-year term (pages 2 to 19 of the accompanying proxy statement);

2. To conduct a non-binding advisory vote to approve the compensation of our named executive officers (page 49);

3. To act upon the ratification of the selection by the audit committee of Ernst & Young LLP as our independent registered public accountants (pages 50-51); and

4. To transact any other business which properly may be brought before the meeting.

All stockholders are cordially invited to attend, although only stockholders of record at the close of business on April 1, 2022, the record date for the annual meeting, will be entitled to vote at the meeting.

By order of the board of directors,

Timothy B. Goodell
Secretary

April 14, 2022

YOUR VOTE IS IMPORTANT

You are urged to date, sign and promptly return the proxy card in the envelope provided to you, or to use the telephone or internet method of voting described in your proxy card, so that if you are unable to attend the meeting and vote electronically your shares can be voted.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on May 26, 2022:

Hess Corporation's notice of meeting, proxy statement and 2021 annual report are available at www.proxyvote.com.

The attached proxy statement is dated April 14, 2022 and is first being mailed to stockholders on or about April 14, 2022.

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PROXY SUMMARY

The following section is only a summary of key elements of the proxy statement. This summary is intended to assist you in reviewing the proxy statement in advance of the annual meeting of stockholders. It does not contain all of the information you should consider, and we encourage you to read this entire proxy statement before submitting your vote.

2022 Annual Meeting Information

Date & Time	**Place**	**Record Date**
Thursday, May 26, 2022 at 9:00 a.m., Central Time	Hess Tower 1501 McKinney Street Houston, Texas 77010	April 1, 2022

Voting Matters

Proposals	Board Vote Recommendation	Page Reference
1. Election of twelve director nominees for one-year term expiring in 2023	✔ FOR each nominee	2
2. Advisory approval of the compensation of our named executive officers	✔ FOR	49
3. Ratification of the selection of Ernst & Young LLP as our independent registered public accountants for the year ending December 31, 2022	✔ FOR	50

Your vote is important to us. Please exercise your right to vote.

How to Vote



Over the Internet
Visit the website listed on your Notice of Internet Availability of Proxy Materials or proxy card or voting instruction form.



By Telephone
Call the toll-free telephone number listed on your proxy card or voting instruction form.



By Mail
Follow the instructions on your proxy card or voting instruction form.



In Person at the Annual Meeting
Stockholders are invited to attend the annual meeting and vote in person.
If you are a beneficial owner of shares you must obtain a legal proxy from the holder of record to vote those shares in person at the annual meeting. See page 54 for more information.

Our Purpose: To Be the World's Most Trusted Energy Partner

Hess Corporation is a global Exploration and Production ("E&P") company engaged in the exploration, development, production, transportation, purchase and sale of crude oil, natural gas liquids, and natural gas.

As a leading independent energy company, **our purpose is to be the world's most trusted energy partner** through our **strong company values** and **focus on long-term strategy**. We are committed to developing oil and gas resources in an environmentally responsible and sustainable manner. We are focused on building a company that makes a positive impact for all stakeholders: our investors, employees, partners, suppliers and the communities where we operate.

Hess Values

Our company values set the framework and establish the ethical standards by which we conduct our business.



- **INTEGRITY**: We are committed to the highest level of integrity in all our relationships.

- **PERFORMANCE:** We are committed to a culture of performance that demands and rewards outstanding results throughout our business.

- **SOCIAL RESPONSIBILITY**: We are committed to meeting the highest standards of corporate citizenship by protecting the health and safety of our employees, safeguarding the environment and creating a long-lasting, positive impact on the communities where we do business.

- **INDEPENDENT SPIRIT**: We are committed to preserving the special qualities and unique personality that have made us a successful independent enterprise.

- **VALUE CREATION**: We are committed to creating stockholder value based on sustained financial performance and long-term profitable growth.

- **PEOPLE**: We are committed to attracting, retaining and energizing the best people by investing in their professional development and providing them with challenging and rewarding opportunities for personal growth.

Corporate Culture and Human Capital Management

Our workplace culture is guided by the Hess values and reinforced by developing quality leadership, fostering **diversity, equity and inclusion**, emphasizing continuous learning, creating opportunities for **engagement**, driving innovation and embracing Lean processes. We are pursuing a **Life at Hess** initiative to optimize the work experience for our multigenerational workforce and unlock the discretionary effort that is required to perform at a high level on a sustained basis. The Life at Hess framework encompasses programs, policies and practices, and a listening system that draws on in-person dialogues, pulse polls and data analytics to help leaders understand employees' perspectives and to **ensure the health of our company culture** and **alignment with our values and strategic business priorities**. During 2021, we evolved our Life at Hess initiative for managing culture in periods of change. Particularly in a hybrid remote working environment, the work experience has changed and continues to evolve through virtual learning opportunities and training, support for remote working effectiveness, mental well-being support, and leadership training and development. In 2021, we **hired a diversity, equity and inclusion leader** to develop a

tailored, long-term strategy that defines our objectives and strategies and began publishing our **EEO-1 Report** to enhance transparency of our workforce demographics. Additionally, workforce activity and trends such as employee turnover, promotions, diversity and leadership development metrics, along with qualitative information such as program development and progress, are considered by our executive-led **diversity, equity and inclusion council**. They are also discussed at the compensation and management development committee of our board of directors regularly throughout the year and shared with the full board. Directors have opportunities throughout the year to meet with employees, which were done virtually during 2021 due to COVID-19.

Strategy of Value Creation

Our strategy has been and continues to be to deliver high return resource growth, a low cost of supply and industry leading cash flow growth. We have built a differentiated portfolio offering a unique value proposition – delivering durable cash flow growth that enables us to invest in some of the highest return projects in the industry and also to grow cash returns to our stockholders. The International Energy Agency's ("IEA") 2021 World Energy Outlook provides four scenarios of global energy demand in 2040 based on varying levels of global response to climate change. Under all of the IEA scenarios, oil and gas is expected to be needed for decades to come, and we expect significant investment will be required to meet the world's projected growing energy needs, both in renewable energy sources and in oil and gas. Our strategy aligns with the energy transition needed to achieve the IEA's scenarios, while continuing to create long-term value for stockholders.



Corporate Performance Highlights

In 2021, our company continued to successfully execute our strategy and achieve strong operational performance. We are well positioned to deliver increasing financial returns and accelerating free cash flow while maintaining financial strength.

Operations	Exploration	Reserves	Monetization	Cash Flows
Increased to 3 rigs in the Bakken during 2021 in response to increasing oil prices	**5 discoveries** during 2021 on the Stabroek Block offshore Guyana, bringing total major discoveries to 23	**295% organic reserve replacement** for 2021 (204% excluding price revisions)	**Over $1 billion** cash consideration during 2021 for the sale of the company's interests in Denmark, nonstrategic acreage interests in the Bakken, and from the Midstream equity transactions	Net cash provided by operating activities was **$2.9 billion** in 2021, compared with $1.3 billion in the prior year

Commitment to Sustainability

Hess is committed to helping meet the world's growing energy needs in a safe, environmentally responsible, socially sensitive and profitable way. Our purpose is to be the world's most trusted energy partner and sustainability is fundamental to our long-term strategy. We believe our focus on sustainability creates value for our stockholders and helps position us to continuously improve business performance. After our company significantly outperformed our five year emissions reduction targets for 2020, in 2021 we announced our updated environment, health, safety and social responsibility ("EHS & SR") strategy, including our new five year greenhouse gas ("GHG") reduction targets, as discussed in our 2020 sustainability report. We also have committed to eliminate routine flaring from our operations by the end of 2025.

2021 Sustainability Highlights

Strategy and reporting aligned with TCFD recommendations

Support aim of Paris Agreement and a global ambition to achieve net zero emissions by 2050

Outperformed 5-year emission reduction targets for 2020

Reduced operated Scope 1 and 2 GHG emissions intensity by **46% vs. 25% target** vs. 2014

Reduced flaring intensity by **59% vs. 50% target** vs. 2014

Set new 5-year emission reduction targets for year end 2025

Reduce operated Scope 1 and 2 GHG emissions intensity by **~50%** vs. 2017

Reduce methane emissions intensity by **~50%** vs. 2017

Zero routine flaring

Account for cost of carbon in capital investment decisions

Test resilience of portfolio under supply/demand scenarios including IEA's ambitious Sustainable Development and Net Zero Scenarios

Contributing to groundbreaking R&D at Salk Institute

Research and development of plants capable of storing potentially billions of tons of atmospheric carbon per year

Executive compensation tied to EHS and climate change goals

Bakken flaring reduction target part of 2021 annual incentive plan for all employees

Climate Change Strategy

We support the aim of the Paris Agreement and a global ambition to achieve net zero emissions by 2050. Our climate strategy is closely aligned with the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD") established by the G20 Financial Stability Board, and its implementation is led by senior members of our leadership team with oversight by our board. As part of our commitment to implement a substantive climate strategy, an executive led taskforce is currently developing a plan for our company to achieve net zero Scope 1 and 2 emissions. Our climate change strategy ties to our broader business strategy, strategic planning and capital allocation decisions, including applying a theoretical price of carbon in our economic evaluations for significant new projects and conducting annual scenario planning exercises which incorporate the IEA's scenarios for future energy demand and carbon pricing. These efforts help position Hess for the long term as a low-cost producer providing the energy necessary to ensure human welfare and global economic development, even in a low-carbon future.

Sustainability Focus Across Our Company

Safety	Social Responsibility
✔ **Multidisciplinary team overseeing Hess' COVID-19 response**; safety of workforce and local communities is our top priority	✔ Guided by **commitments to international voluntary initiatives** including the U.N. Global Compact
✔ **Reduced our severe safety incident rate by 45%** since 2016	✔ Invest in community programs that address societal inequities with a focus on **education and workforce development**
✔ **Reduced Tier 1 process safety incidents by 60%** since 2016	✔ Committed to making a **positive impact on communities** where we operate and fostering a **diverse and inclusive work environment**
✔ Achieved **65% reduction in loss of primary containment rate** since 2016	

 

Board Oversight of Sustainability Practices

The board is actively engaged in overseeing Hess' sustainability practices and works alongside senior management to evaluate sustainability risks and global scenarios in making strategic decisions, including those related to climate change. Furthermore, our independent board chair periodically accompanies our chief executive officer and other members of senior management to meet with investors to discuss stockholder views on EHS & SR and other topics.

The environmental, health and safety ("EHS") committee has specific oversight responsibility and makes recommendations to the full board of directors so that sustainability risks and opportunities are taken into account when making strategic decisions. The EHS committee assists the board in identifying, evaluating and monitoring EHS & SR strategies and material risks with the potential to affect the people, environment and communities where we operate as well as our company's business activities, performance and reputation. In 2021, the EHS committee's charter was amended to further clarify the EHS committee's responsibilities with regard to oversight of climate change related policies and practices. The EHS committee makes recommendations to the full board on how to address EHS & SR strategies and risks and monitors the company's performance against such policies, programs and practices. The EHS committee reviews emergency response preparedness and planning and EHS & SR legal and regulatory matters that could affect the company's business and operations, including the company's ongoing response to COVID-19. The EHS committee also advises the board's compensation and management development committee regarding executive compensation measures to advance the EHS & SR goals of the company.

Board Climate Literacy

Our board is climate change literate, and these and other environmental issues are discussed at the board level and taken into account in strategic decisions. Each member of the EHS committee is independent and qualified under the standards established by applicable law, New York Stock Exchange ("NYSE") listing standards and our Corporate Governance Guidelines. EHS committee members have extensive oil and gas industry experience, including operational, regulatory and financial expertise. To supplement the expertise of EHS committee members and the full board of directors, we bring in outside subject matter experts to advise members on current and developing issues relevant to our business, such as climate change. Board members, together with our executive leadership, also participate in field visits to Hess operated and non-operated assets to better understand our key EHS & SR strategies and risks. During these visits, the EHS committee engages with the Hess workforce and observes how Hess is managing EHS & SR risks and opportunities, such as leveraging Lean and technology-focused initiatives in the field.

Environmental, Social and Governance Disclosure and Transparency

Hess is committed to transparency. The company's disclosures, including our annual sustainability report, are aligned with the TCFD and informed by the oil and gas industry metrics published by the Sustainability Accounting Standards Board ("SASB"). Our website **www.hess.com** contains information on our environmental and social policies and programs. Hess is recognized as an industry leader in environmental, social and governance disclosure and transparency:









13 consecutive years Leadership status

12 consecutive years on North America Index

10 consecutive years with AA Rating; upgraded to **AAA rating in 2021**

8 consecutive years on U.S. Index









No. 1 energy; **No. 35** overall **14** consecutive years on list

Only U.S. oil & gas producer

100% score on Corporate Equality Index

Top (Level 4) ranking for climate leadership



Director Nominees

	Diverse	Committee Memberships**			
		Audit	Compensation	Governance	EHS
Terrence J. Checki* *Former EVP, Federal Reserve Bank of NY*		**Chair**	●	●	
Leonard S. Coleman, Jr.* *Former President of the National League of Major League Baseball; Former Commissioner of the New Jersey Department of Energy*	✔			●	●
Lisa Glatch* *Former President LNG & Net-Zero Solutions, Sempra Infrastructure*	✔				
John B. Hess *Chief Executive Officer*					
Edith E. Holiday* *Corporate Director and Trustee*	✔			**Chair**	
Marc S. Lipschultz* *Co-President and Director of Blue Owl Capital Inc.*			**Chair**		
Raymond J. McGuire* *Former Vice Chairman of Citigroup*	✔				
David McManus* *Former EVP, Pioneer Natural Resources*			●		●
Kevin O. Meyers* *Former SVP of Americas E&P, ConocoPhillips*		●			**Chair**
Karyn F. Ovelmen* *Former Gas and Power Transformation Leader, General Electric Company and Former EVP and CFO, Flowserve Corporation*	✔	●			
James H. Quigley* *Independent Chair of the Board; Former Chief Executive Officer, Deloitte, Touche Tohmatsu Limited*		●	●		
William G. Schrader* *Former COO, TNK-BP Russia*		●			●

* *Independent Director*
** *Raymond J. McGuire was appointed to the board in February 2022 and has not yet been appointed to any committees. Lisa Glatch is a director nominee who has not yet been appointed to the board or to any committees.*

Independent Director Nominee Characteristics

When evaluating nominees for our board of directors, the corporate governance and nominating committee considers diversity of viewpoints, backgrounds and experience, including diversity of race, gender, nationality, ethnicity and sexual orientation, as well as tenure and age.







Director Skills, Experiences and Expertise

When evaluating nominees for our board of directors, the corporate governance and nominating committee considers the following attributes to ensure effective oversight of our strategy and culture and effective representation of the interests of all stockholders.

Skills, Experience and Expertise	Relevance
C-Suite Executive	Track record of leadership and expertise related to the management and oversight of large and complex organizations
Environmental, Social & Governance (ESG)	Understanding of key topics necessary for oversight of the company's goal-setting, progress and initiatives related to environmental, social and governance matters
Financial, Banking & Risk Management	Expertise in finance, banking and risk management necessary to provide oversight of reporting, capital allocation and risk-related decision-making
Innovation & Technology	Background in overseeing innovative technology topics related to the business
International	Experience managing and overseeing business activities internationally
Oil & Gas	Understanding of broader industry trends and the nuances of the oil & gas business strategy and operations
Public Policy & Regulatory	Experience with navigating governmental, public policy and regulatory concerns related to the oil & gas industry and the company's business and strategy



C-Suite Executive

9 of 12 nominees



Environmental, Social & Governance (ESG)

9 of 12 nominees



Financial, Banking & Risk Management

6 of 12 nominees



Innovation & Technology

5 of 12 nominees



International

11 of 12 nominees



Oil & Gas

7 of 12 nominees



Public Policy & Regulatory

9 of 12 nominees

Strong Governance Practices Promote Alignment with Stockholder Interests

- ✔ Independent directors (11 of 12 nominees)
- ✔ Independent board chair
- ✔ Over 80% of the board refreshed since 2013
- ✔ Annual board and committee evaluations
- ✔ Stockholder proxy access
- ✔ Annual election of directors
- ✔ Strong risk-oversight culture

- ✔ No poison pill
- ✔ Stock ownership policy for executives and directors
- ✔ Majority vote for director elections
- ✔ Annual CEO performance evaluation led by the Board
- ✔ Independent board committees
- ✔ Engagement with stockholders representing approximately 70% of outstanding shares

Executive Compensation Tied to Company Performance

Compensation Objective

We strive to attract and retain talented executives and motivate them to achieve our business goals through a combination of cash and stock-based compensation, which includes a base salary, annual incentive, and long-term incentives. The board oversees our compensation program and ensures that we implement our objectives by setting short-term targets that lead to long-term success and long-term targets based on total shareholder return ("TSR"). We engage with our stockholders on a regular basis to ensure we fully understand the factors they consider to be most important when evaluating our company, including compensation.

Pay Mix

The majority of executive compensation is variable and performance based. For our CEO and other named executive officers ("NEOs"), approximately 88% and 81%, respectively, of 2021 target total direct compensation was variable. Variable pay directly ties each NEO's pay to company performance outcomes, including financial results, operational results, strategic initiatives, and stock price performance. Our CEO's long-term incentive mix consists of a combination of performance share units ("PSUs") and stock options, making 100% of his long-term incentive compensation performance-contingent and closely aligning his total compensation to the company's long-term performance.



Key Compensation Actions

During 2020, COVID-19, along with its economic and oil price impact, led to significant declines in the market value of our stock and that of our peers in the oil and gas sector and presented a challenging business environment. In response, the company implemented a number of cost-saving measures, including in June 2020 reducing the maximum payout under the annual incentive plan ("AIP") from 200% to 50% of target to ensure that management shared in the necessary sacrifices to achieve our critical strategic initiative of preserving cash while also maintaining salaries and benefits for employees across the company. By the beginning of 2021, oil prices and our sector had recovered from the economic downturn. While actual performance of the 2020 AIP was 117% of target, the compensation and management development committee (the "committee") applied the 50% cap with respect to the 2020 AIP payout. In early 2021, the committee considered the evolving market circumstances and expectations for performance for the year and assessed the outcomes of the prior year in making its decision to return to pre-COVID target levels and structure for 2021 compensation. As a result, during 2021, NEO salaries and incentive compensation amounts were held flat at 2020 target levels.

Payouts under the AIP and PSU programs are determined based on attainment of pre-established metrics and remain highly sensitive to shareholder returns and our operational performance. **In March 2021, the committee approved changes to the 2021 AIP performance metrics to include a Bakken flaring reduction target, further emphasizing the importance of greenhouse gas emissions reduction and its integration into the company's strategy and operations.** The committee also approved two additional peer companies, Coterra Energy Inc. (formerly Cabot Oil & Gas Corporation) and EQT Corporation, to diversify the 2021 peer group in light of the consolidation of the company's then existing peers. The committee follows a rigorous target setting process each year to ensure the enterprise performance metrics of our AIP include challenging, yet attainable, targets for executives designed to align our executives' interests with those of our stockholders. The committee also considers a number of factors when determining appropriate individual AIP target percentages, including the executive's position within the company, his or her corresponding responsibilities, and the competitive annual incentive opportunity for similar positions in other companies in our industry.

Timeline	Component	Action
March 2021 *Set pay levels and performance targets for 2021*	**Salary**	• NEO salaries held flat.
	AIP Targets	• NEO AIP target value as a percent of salary held flat.
	2021 LTI Grants	• NEO LTI award targets held flat. 2021 grant value was lower than 2020 grant value for one NEO, who received a promotion-linked award in 2020.
March 2022 *Determined payouts for incentive plans based on 2021 performance*	**2021 AIP Enterprise Payout**	• AIP achieved at 106% performance. • Strong year operationally resulted in above target final enterprise performance results of annual goals, as described on page 29.
	2019-21 PSU Payout	• PSUs earned at 175% of target. • Hess achieved a 52% TSR over the three year performance period, ranking second among peers.

TSR Performance

We are focused on building long-term value in an industry where investments require significant capital and generally take several years before generating returns. The board believes that total shareholder returns are the most effective measure of long-term value creation currently available. Accordingly, vesting and payouts under our PSUs are tied to relative TSR to effectively measure our performance compared to peers. For the 2019-2021 performance cycle, our 3-year TSR was second among our 2019 peer group, as indicated below, resulting in a PSU payout at 175% of target.



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PROXY STATEMENT

The enclosed proxy is solicited by the board of directors of Hess Corporation for use at the annual meeting of stockholders to be held on Thursday, May 26, 2022, at 9:00 a.m. Central Time at our office at 1501 McKinney Street, Houston, Texas 77010.

On or about April 14, 2022, we commenced mailing this proxy statement, the notice of annual meeting and the proxy card to stockholders. Holders of record of common stock of the company at the close of business on April 1, 2022 will be entitled to vote at the annual meeting. Each share of common stock will be entitled to one vote. As of April 1, 2022, there were 311,262,547 shares of common stock outstanding and entitled to vote at the annual meeting. There are no other voting securities of the company outstanding. A majority of the outstanding shares of common stock, present in person or represented by proxy, will constitute a quorum at the annual meeting. Abstentions and broker non-votes will be counted as shares present for purposes of determining the presence of a quorum for the transaction of business.

In accordance with Securities and Exchange Commission ("SEC") rules, we are making our proxy materials available to stockholders over the internet. On or about April 14, 2022, we mailed the Notice of Internet Availability of Proxy Materials to our stockholders (the "Notice"). The Notice contains instructions on how to access this proxy statement and our annual report and submit a proxy over the internet. If you received the Notice by mail, you will not receive a paper copy of the proxy materials unless you request such materials by following the instructions contained in the Notice.

If at the close of business on April 1, 2022 your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and the proxy materials, as applicable, are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct that organization on how to vote the shares in your account. If that organization is not given specific direction, shares held in the name of that organization may not be voted and will not be considered as present and entitled to vote on any matter to be considered at the annual meeting, except with respect to the ratification of the company's independent auditors. **Brokers are not permitted to vote your shares with respect to Proposal 1, the election of directors, or Proposal 2, the advisory vote on executive compensation, without your instructions as to how to vote. Please instruct your broker how to vote your shares using the voting instruction form provided by your broker so that your vote can be counted**.

If you are a stockholder of record, you can vote by using the internet or by calling a toll-free telephone number. Internet and telephone voting information is provided on the proxy card or the Notice. A control number, located on the instruction sheet attached to the proxy card or the Notice, is designated to verify your identity and allow you to vote your shares and confirm that your voting instructions have been recorded properly. If you vote via the internet or by telephone, there is no need to return a signed proxy card. However, you may still vote by proxy by using the proxy card.

Proxies will be voted at the annual meeting in accordance with the specifications you make on the proxy. If you sign the proxy card or submit a proxy by telephone or over the internet and do not specify how your shares are to be voted, your shares will be voted in accordance with the recommendations of the board of directors. For more information, see "Questions and Answers About the Annual Meeting and Voting" beginning on page 52.



PROPOSAL 1: ELECTION OF DIRECTORS

Majority Voting Standard

It is intended that proxies will be voted for the nominees set forth below. The company's by-laws provide for majority voting in uncontested elections of directors, which is the case for the election of directors at the annual meeting. To be elected as a director of the company at the annual meeting, nominees must receive a majority of the votes cast. A majority of votes cast means that the number of shares voted "for" a director's election exceeds 50% of the number of votes cast with respect to that director's election. Abstentions and broker non-votes are not counted as votes cast.

If a director is not elected at the annual meeting and no successor has been elected at the annual meeting, the director is required to promptly tender his or her resignation to the board. The corporate governance and nominating committee is then required to make a recommendation to the board as to whether to accept or reject the tendered resignation, or whether other action should be taken. The board will act on the tendered resignation and will publicly disclose its decision and rationale within 90 days following certification of the election results. These procedures are described in full in our by-laws, which may be found on the company's website at **www.hess.com**.

It is expected that all candidates will be able to serve. However, if before the annual meeting any nominee in this proxy statement is unable to serve, or for good cause will not serve as a director, the proxy holders will vote the proxies for the remaining nominees and for substitute nominees chosen by the board of directors to fill the vacancy unless the board reduces the number of directors to be elected at the annual meeting.

Nominees for Director

The following table presents information as of February 2, 2022 about the nominees for election as directors of the company at the annual meeting, other than information about Lisa Glatch, which is as of April 4, 2022, including the specific experience, qualifications, attributes and skills that led the board to conclude that such person should serve as a director. All of the directors on the board are elected for a one-year term expiring in 2023.



Terrence J. Checki

Independent Director
Age: 76
Director Since: 2014
Committees Served: Audit (Chair), Compensation, Governance
Principal Occupation: Former Executive Vice President and Head, Emerging Markets and International Affairs, Federal Reserve Bank of New York. Mr. Checki retired from the Federal Reserve Bank of New York in March 2014.

Other Directorships: Director or trustee of various Franklin Templeton funds.

Skills and Experience
Mr. Checki brings decades of experience in management, international relations, government and public policy to the Hess board. He has had key roles in the resolution of numerous economic and financial challenges in the U.S. and abroad during his tenure at the Federal Reserve Bank of New York. Mr. Checki currently chairs our audit committee.



Leonard S. Coleman, Jr.

Independent Director
Age: 72
Director Since: 2016
Committees Served: Governance, EHS
Principal Occupation: Former President of the National League of Major League Baseball and Former Commissioner of the New Jersey Department of Energy.

Other Directorships: Electronic Arts Inc., Omnicom Group Inc. and Santander Consumer USA Holdings Inc. (private effective January 2022). *Former Director*, Avis Budget Group, Inc.

Skills and Experience
Mr. Coleman has acquired substantial business experience over his career, including more than a decade of senior management experience in Major League Baseball, significant financial experience through his years of working as a municipal finance banker at Kidder Peabody and extensive government experience, including serving as Commissioner of the New Jersey Department of Energy. Mr. Coleman also contributes to the racial diversity of the Hess board and plays a critical role in overseeing the company's diversity, equity and inclusion initiatives.



Lisa Glatch

Independent Director
Age: 59
Director Since: Nominated in April 2022; not yet appointed
Committees Served: Not yet appointed
Principal Occupation: Former President LNG & Net-Zero Solutions, Sempra Infrastructure.

Other Directorships: Evoqua Water Technologies Corp. *Former Director*, CH2M Hill Companies Ltd. and Infraestructura Energética Nova, S.A.B. de C.V.

Skills and Experience
Ms. Glatch brings extensive experience in sustainability, energy policy, operations and innovation functions and contributes to the gender diversity of the Hess board. Prior to joining Sempra, an energy infrastructure company where she has held multiple leadership roles since 2018 related to gas infrastructure, carbon sequestration and next-generation energy technologies, she was EVP, Chief Strategic Development Officer of CH2M Hill Companies Ltd. from 2014 to 2017, SVP of Global Sales for Jacobs Engineering Group Inc. from 2012 to 2014 and spent 24 years with Fluor Corporation in a range of senior management positions.



John B. Hess

Age: 67
Director Since: 1978
Principal Occupation: Chief Executive Officer of Hess Corporation and Hess Midstream GP LLC, the General Partner of Hess Midstream LP.

Other Directorships: Hess Midstream GP LLC and KKR & Co. Inc.

Skills and Experience
Mr. Hess has over 40 years of experience with the company. During his career, Mr. Hess has acquired in-depth knowledge of the company's strategy and operations and the history of the company's development, and he and his family have been long-term shareholders and have had a long-standing commitment to the company.



Edith E. Holiday

Independent Director
Age: 69
Director Since: 1993
Committees Served: Governance (Chair)
Principal Occupation: Former Assistant to the President of the United States and Secretary of the Cabinet and Former General Counsel, United States Department of the Treasury.

Other Directorships: Director or trustee of various Franklin Templeton funds and Santander Consumer USA Holdings Inc. (private effective January 2022). *Former Director*, Canadian National Railway Company and White Mountains Insurance Group Ltd.

Skills and Experience
Ms. Holiday brings deep public policy and governance expertise in both private and public sectors to the Hess board. She was the first woman to serve as General Counsel of the Treasury Department and contributes to the gender diversity of the Hess board. Ms. Holiday currently chairs our corporate governance and nominating committee.



Marc S. Lipschultz

Independent Director
Age: 53
Director Since: 2016
Committees Served: Compensation (Chair)
Principal Occupation: Co-President and Director, Blue Owl Capital Inc. Former Co-founder and President of Owl Rock Capital Partners and Co-Chief Investment Officer of Owl Rock Capital Advisors.

Skills and Experience
Mr. Lipschultz brings significant energy, infrastructure, investment, finance and management experience to the Hess board, including two decades as the former Global Head of Energy and Infrastructure at KKR & Co. LP and as Co-President of Blue Owl Capital Inc. He currently chairs the compensation and management development committee.



Raymond J. McGuire

Independent Director
Age: 65
Director Since: 2022
Committees Served: Not yet appointed
Principal Occupation: Former Vice Chairman of Citigroup.

Skills and Experience

Mr. McGuire has over 35 years of experience in finance and corporate strategy, most recently as Vice Chairman of Citigroup from 2018 to 2020, and also contributes to the racial diversity of the Hess board. He was a candidate in the 2021 New York City Democratic mayoral primary, with a focus on shared prosperity, racial equity and economic recovery from COVID-19. He joined Citigroup in 2005, serving as Global Co-Head of Investment banking from 2005 to 2008, Global Head of Corporate and Investment Banking from 2008 to 2018 and as Vice Chairman from 2018 to 2020. Prior to that, Mr. McGuire served as Global Co-Head of Mergers and Acquisitions at Morgan Stanley from 2003 to 2005 and held various senior roles at Merrill Lynch & Co., Inc., Wasserstein Perella & Co., Inc. and The First Boston Corporation (Credit Suisse).



David McManus

Independent Director
Age: 68
Director Since: 2013
Committees Served: Compensation, EHS
Principal Occupation: Former Executive Vice President and Head of International Operations, Pioneer Natural Resources Co.

Other Directorships: FLEX LNG Limited and Genel Energy plc. *Former Director*, Caza Oil & Gas Inc., Costain Group plc. and Rockhopper Exploration plc.

Skills and Experience

Mr. McManus is an experienced international business leader in the energy industry and provides the Hess board with oil and gas project management and commercial expertise.



Kevin O. Meyers, Ph.D.

Independent Director
Age: 68
Director Since: 2013
Committees Served: EHS (Chair), Audit
Principal Occupation: Independent Energy Consultant. Former Senior Vice President of E&P for the Americas, ConocoPhillips.

Other Directorships: Denbury Inc. (formerly Denbury Resources Inc.), Hornbeck Offshore Services, Inc. and Precision Drilling Corporation. *Former Director*, Bill Barrett Corporation.

Skills and Experience

Dr. Meyers has over 30 years of experience in E&P, both domestic and international. Based on this experience, Dr. Meyers brings to the Hess board decades of managing E&P operations in geographies directly relevant to Hess' focused E&P portfolio. He also has experience in carbon capture and storage due to his directorship at Denbury Inc. Dr. Meyers currently chairs the environmental, health and safety committee.



Karyn F. Ovelmen

Independent Director
Age: 58
Director Since: 2020
Committees Served: Audit
Principal Occupation: Former Gas and Power Transformation Leader, General Electric Company and Former Executive Vice President and Chief Financial Officer, Flowserve Corporation.

Other Directorships: ArcelorMittal S.A. *Former Director*, Gates Industrial Corporation plc.

Skills and Experience
Ms. Ovelmen has over 25 years of financial, accounting and operating experience across the energy, manufacturing, retail and distribution industries and also contributes to the gender diversity of the Hess board. Most recently, she served as Gas and Power Transformation Leader at the General Electric Company during 2019 and as Executive Vice President and Chief Financial Officer of Flowserve Corporation from 2015 to 2017. Prior to joining Flowserve, Ms. Ovelmen served in senior financial positions at LyondellBasell Industries N.V., Petroplus Holdings AG, Argus Services Corporation and Premcor Refining Group Inc. Ms. Ovelmen also spent 12 years with PricewaterhouseCoopers LLP, primarily serving energy industry accounts.



James H. Quigley

Independent Chair
Age: 69
Director Since: 2013
Committees Served: Audit, Compensation
Principal Occupation: Chair of the Board of Hess Corporation; Former Chief Executive Officer, Deloitte, Touche Tohmatsu Limited.

Other Directorships: *Former Director,* Merrimack Pharmaceuticals Inc. and Wells Fargo & Company.

Skills and Experience
Mr. Quigley led Deloitte, Touche Tohmatsu Limited, one of the world's largest accounting and consulting firms. During his 38 years at Deloitte, he was a trusted consultant on strategic leadership and operating matters to senior management teams of multinational companies across multiple industries. He brings to the Hess board significant leadership and governance experience, on a global scale, and knowledge of financial, tax and regulatory matters that are relevant to Hess' operations.



William G. Schrader

Independent Director
Age: 64
Director Since: 2013
Committees Served: Audit, EHS
Principal Occupation: Former Chief Operating Officer, TNK-BP Russia.

Other Directorships: *Former Director,* Challenger Energy Group PLC, CHC Group Ltd. and Ophir Energy plc (African oil and gas exploration company).

Skills and Experience
Mr. Schrader is an experienced international E&P executive responsible for transforming BP's significant E&P assets, and brings to the Hess board his experience as a disciplined E&P operator with expertise in production sharing structures, government relations and delivering returns.



The board of directors unanimously recommends that stockholders vote FOR the election of each of the twelve director nominees named above.

Director Nominations

The corporate governance and nominating committee is responsible for recommending to the board qualified candidates for election as directors. In advance of each annual meeting, the committee meets to recommend nominees for election at the annual meeting. From time to time throughout the year, the committee reviews the mix of skills, qualifications and experience of the directors currently on the board and seeks to identify individuals whose skills, qualifications and experience will supplement and contribute to the effectiveness of the board.

The corporate governance and nominating committee and the board believe that the board collectively should encompass a broad range of skills, expertise, general industry knowledge and diversity of opinion. New perspectives and ideas are essential to the proper functioning of the board as is the experience and institutional knowledge of longer-tenured directors. The board has undergone significant refreshment over the last several years, replacing over 80% of the board since 2013. In February 2022, Raymond J. McGuire was appointed to the board. He has over 35 years of experience in finance, most recently as Vice Chairman of Citigroup from 2018 to 2020, and also contributes to the racial diversity of the board. In connection with the 2022 annual meeting, the corporate governance and nominating committee also nominated Lisa Glatch, who has extensive experience in sustainability, energy policy, operations and innovation functions and, if elected, would contribute to the gender diversity of the Hess board. The corporate governance and nominating committee continues to evaluate potential future candidates to support ongoing refreshment, prioritizing sourcing diverse director candidates with key skills that are important to our strategy. Additionally, in early 2022, the board amended its corporate governance guidelines to remove its mandatory director retirement policy based on age to support a more holistic, ongoing process for board refreshment, including evaluating nominees based on individual contributions.

In accordance with the company's corporate governance guidelines approved by the board of directors, nominees are reviewed and recommended based on a variety of criteria including:

- personal qualities and characteristics, education, background, accomplishments and reputation in the business community;

- current knowledge of the energy industry or industries relevant to the company's business and relationships with individuals or organizations affecting the domestic and international areas in which the company does business;

- ability and willingness to commit adequate time to board and committee matters;

- the fit of the individual's skills and personality with those of other directors and potential directors in building a board that is effective, collegial and responsive to the needs of the company;

- diversity of viewpoints, background and experience; and

- compatibility with independence and other qualifications established by applicable law and rules.

The corporate governance and nominating committee, in making its recommendations for nominees, will also consider carefully how nominees' other directorships as well as other business and professional commitments may affect a nominee's ability to commit adequate time to board and committee matters.

Board Diversity

As noted above, among the criteria used to evaluate nominees for the board is diversity of viewpoints, background and experience, including diversity of race, gender, nationality, ethnicity and sexual orientation as well as professional background and industry experience. The board believes that such diversity provides varied perspectives which promote active and constructive dialogue among board members and between the board and management, resulting in more effective oversight. The board believes this diversity is demonstrated in the varied backgrounds, experience, qualifications and skills of the current members of the board. In the board's executive sessions and in annual performance evaluations conducted by the board and its committees, the board from time to time considers whether the members of the board reflect such diversity and whether such diversity contributes to a constructive and collegial environment.

In accordance with the company's corporate governance guidelines, the board is committed to seeking out qualified diverse candidates who meet the applicable search criteria, including women and minority candidates, to include in the pools from which potential nominees are considered. To further this goal, the corporate governance and nominating committee has retained Russell Reynolds Associates, a director and executive search and recruiting firm, to identify and review potential independent director candidates and assist the committee and the board in assessing their qualifications and promoting the consideration of diverse candidates. The committee has not paid fees to any other third parties to assist in identifying or evaluating potential nominees. Each of the nominees for election at the 2022 annual meeting were recommended by the non-management directors of the corporate governance and nominating committee, with the input of senior management, the committee's consultants and advisors.

 

Stockholder Recommendations and Proxy Access

Stockholders may suggest candidates by writing to the corporate governance and nominating committee, in care of the corporate secretary of the company at the address set forth on page 57. Stockholder suggestions should include a summary of the candidate's qualifications, the information required by SEC rules for director nominees and contact information for the candidate. Stockholder suggestions should be submitted no later than December 1 for consideration as nominees for election at the next annual meeting and otherwise in accordance with the company's policy and by-laws. The committee follows the same process of identifying and evaluating nominees recommended by stockholders as that for candidates recommended by any other source.

In 2015, our board adopted a proxy access by-law that permits a stockholder, or group of up to 20 stockholders, owning at least 3% of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials up to the greater of two directors or 20% of our board of directors. Stockholders and nominees must satisfy the requirements set forth in the by-laws in connection with such nominations. We believe that this by-law provision provides meaningful and effective proxy access rights to our stockholders, and balances those benefits against the risk of misuse by stockholders with interests that are not shared by a significant percentage of our stockholders.

Board Evaluation

Our board is committed to continuous improvement and recognizes the importance of a rigorous evaluation process to enhance board performance and effectiveness. Our corporate governance and nominating committee oversees the annual performance evaluation of the board and ensures that each of the board's committees conducts an annual self-evaluation. The chair of the corporate governance and nominating committee also oversees the evaluation of our board chair.



Governance Committee Reviews Process	Board and Committees Complete Evaluation	Governance Committee Reviews Results	Board and Committee Discussion	Feedback Implemented
• Corporate governance and nominating committee reviews the design and format of the evaluation process. • Ensure directors have opportunity to provide constructive feedback about board and director performance.	• Directors complete written questionnaire. • Option to request one-on-one calls with the board chair or the committee chair to provide further feedback. • Each committee conducts annual self-evaluation.	• Independent consultant collects and summarizes director responses to board and chair evaluation. • Responses are not attributed to individual directors. • Summary is shared with the committee.	• Corporate governance and nominating committee chair reviews the results of the board and chair evaluation with the full board. • Each committee chair reviews the results of the committee evaluation with the full board.	• Feedback informs changes to policies, practices and procedures, as appropriate. • Results requiring further consideration are addressed at subsequent board or committee meetings.

Our board evaluations are designed to solicit input and perspective on various topics, including:

- board structure, size and composition, including director skills and experience;

- committee structure and allocation of responsibilities;

- conduct of meetings, including cadence, length and opportunity for director input and meaningful discussion;

- materials and information, including quality, timeliness and relevance;

- director orientation and education;

- director performance, including attendance, preparation and participation;

- access to management and internal and external experts, resources and support;

- key areas of focus for the board, including strategy, sustainability, crisis management and stockholder engagement;

- committee structure and process, member and chair performance, duties and functions and management support; and

- performance of the board chair, including communication, relationship with management, availability, focus on appropriate issues and inclusiveness.

Board Leadership Structure / Independent Chair

Our by-laws provide separate positions for the chair of the board and chief executive officer. Mr. Quigley serves as the independent chair of the board and Mr. Hess serves as CEO and a director of the board.

The board currently believes that having a separate chair and chief executive officer allows for better alignment of corporate governance with stockholder interests and aids in the board's oversight of management and the board's ability to carry out its roles and responsibilities on behalf of the stockholders. The board also believes that the separation of the roles of chair and chief executive officer allows the chief executive officer to focus more of his time and energy on operating and managing the company and leverages the chair's leadership and financial, governance and regulatory experience.

The chair, an independent member of the board who has not previously served as an executive officer of the company, is appointed by the board annually.

As set forth in the company's corporate governance guidelines, the responsibilities of the chair include:

- acting as chair of regular and special meetings of the board;

- acting as chair of executive sessions or other meetings of the independent directors and leading such executive sessions and meetings;

- determining if special meetings of the board should be called (but without prejudice to any rights of others to call special board meetings);

- acting as a liaison between the chief executive officer and the board and facilitating communication between meetings, including discussing action items with the chief executive officer following executive sessions;

- consulting with the chief executive officer regarding agenda items and appropriate materials for board meetings, and the allocation of time to each discussion topic on the agenda and coordinating with committee chairs to facilitate their meetings;

- presiding over the annual stockholders meeting;

- being available to participate in or facilitating appropriate meetings with stockholders; and

- partnering with the chair of the compensation and management development committee to conduct the annual performance evaluation of the chief executive officer and relay board feedback.

Director and Nominee Independence

The board of directors has affirmatively determined that all of the current directors on the board, other than Mr. Hess, and that eleven of the twelve nominees for election at the annual meeting, namely, Mr. Checki, Mr. Coleman, Ms. Glatch, Ms. Holiday, Mr. Lipschultz, Mr. McGuire, Mr. McManus, Dr. Meyers, Ms. Ovelmen, Mr. Quigley, and Mr. Schrader, are independent within the meaning of the rules and standards of the NYSE. The board determined that these directors and nominees not only met all "bright-line" criteria under these rules, but also that, based on all known relevant facts and circumstances, there did not exist any relationship that would compromise the independence of these directors.

Meeting Attendance

The board of directors met ten times in 2021, including two special meetings. Each incumbent director attended at least 75% of the aggregate of all meetings of the board of directors and all meetings of the committees of the board of directors on which he or she served during 2021.

Non-management directors meet without members of management present after each regularly scheduled board meeting. The chair of the board of directors presides at these meetings.

All of the current directors who were serving as a director at the time of last year's annual meeting attended that meeting.

Corporate Governance Guidelines

The board has approved a set of corporate governance guidelines in accordance with the rules of the NYSE. These guidelines set forth the key policies relating to corporate governance, including director qualification standards, director responsibilities and director compensation. The board has also approved a code of business conduct and ethics in accordance with rules of the NYSE and the SEC applicable to all directors, officers and employees, including the chief executive officer, the principal financial and accounting officer and other senior financial officers. The code is intended to provide guidance to directors and management to assure compliance with law and promote ethical behavior. Copies of the company's corporate governance guidelines and its code of business conduct and ethics may be found on the company's website at **www.hess.com** and are also available without charge upon request to the company's corporate secretary at the address set forth on page 57.

Stockholder and Interested Party Communications

Any stockholder or interested party who wishes to communicate or request a meeting with members of the board of directors or with only non-management directors or any specified individual director may do so by writing to them in care of the chair of the board of directors, Hess Corporation, at the address set forth on page 57. Stockholders may also communicate directly to the chair by e-mail to **BoardChairman@hess.com**. Communications sent by mail or e-mail will be reviewed by the chair and will be referred for resolution and response as deemed appropriate by the chair. If a stockholder requests a meeting, the corporate governance and nominating committee will decide whether the subject matter is a proper one to be addressed by the board and, if so, whether a meeting is warranted. The corporate governance and nominating committee will meet periodically to review all stockholder communications received.

Related Party Transactions

The company expects all directors and executive officers to bring to the company's attention any related party transactions, including transactions which may be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC. The company's policies provide that if any company representative, including a director or officer, considers conducting any transaction that reasonably would be expected to give rise to a conflict of interest between the representative and the company, such representative must disclose such transaction in advance to the company's legal department for review. In addition, the company annually sends each director and executive officer a questionnaire requiring such person to describe any transaction contemplated under Item 404 or in the case of independent directors, any transaction that might compromise their independence. The company also annually conducts a review of its accounting records to determine whether any such related party transaction occurred in the prior fiscal year. If any proposed or existing related party transaction is identified, the transaction is brought to the general counsel for review. If the general counsel determines the transaction poses a conflict of interest, or would compromise the independence of a non-management director, the general counsel will advise the audit committee of the transaction and the disinterested members of the audit committee will determine whether the transaction serves the best interest of the company and its stockholders and whether if proposed, it may proceed and if existing, it may continue to exist. The general counsel and the disinterested members of the audit committee will determine the appropriate scope of, and process for, the review of any such transaction based on the then existing facts and circumstances of the transaction in view of applicable listing standards of the NYSE.

Committees of the Board

The board has four standing committees: the compensation and management development committee, the corporate governance and nominating committee, the audit committee and the environmental, health and safety committee. Each committee's written charter is available on our website at **www.hess.com** and also available without charge upon request to the company's corporate secretary at the address set forth on page 57. The board receives regular reports from each committee and discusses matters of particular concern or importance.

Compensation and Management Development Committee



Mr. Lipschultz (Chair)
Mr. Checki
Mr. McManus
Mr. Quigley

All committee members are independent

5 meetings in 2021

The committee's principal responsibilities are to:

- review and approve the company's overall compensation and human capital management philosophy;
- establish performance goals and objectives for the company's chief executive officer and reviews the goals set by the company's chief executive officer for the other named executive officers;
- review the performance and approve the compensation of the company's chief executive officer and other named executive officers;
- provide oversight and monitor the company's compensation and benefit programs, including the company's pension, savings, bonus, medical, health and wellness plans;
- administer and make awards of stock-based compensation under the company's long-term incentive plans;
- review management development and succession programs;
- oversee the assessment of potential risks to the company from its compensation programs and policies;
- approve the retention and review the performance and independence of compensation consultants to the committee; and
- prepare an annual report on executive compensation for the company's proxy statement.

Executive Compensation. The committee's processes for determining executive compensation are described in "Compensation Discussion and Analysis" on page 20.

Corporate Governance and Nominating Committee



Ms. Holiday (Chair)
Mr. Checki
Mr. Coleman

All committee members are independent

5 meetings in 2021

The committee's principal responsibilities are to:

- develop and recommend to the board the criteria for board membership;
- identify and recommend individuals to the board for nomination as members of the board and its committees consistent with criteria approved by the board;
- review and make recommendations to the board regarding the size and composition of the board of directors and the establishment and composition of committees;
- oversee board, committee and chair performance evaluations;
- identify and recommend to the board potential continuing education opportunities for directors;
- periodically review and, if appropriate, make recommendations to the board relating to board practices and corporate governance; and
- develop, recommend to the board and periodically review a set of corporate governance principles applicable to the company.

Director Candidates. This committee recommends for election as directors qualified, diverse candidates identified through a variety of sources, as described on page 6.

Audit Committee



Mr. Checki (Chair)
Dr. Meyers
Ms. Ovelmen*
Mr. Quigley*
Mr. Schrader

*Audit committee
financial expert

All committee
members are
independent and
financially literate.

6 meetings in 2021, plus 4 reviews of quarterly financial results

The audit committee's principal responsibility is to provide assistance to the board of directors in fulfilling its oversight responsibility to the stockholders, the investment community and others, including to:

- review and discuss with management, internal audit and the independent registered public accountants matters relating to the company's financial statements, earnings releases and annual and quarterly reports;

- meet with management, internal audit and the independent registered public accountants to review and discuss the company's financial reporting practices and accounting policies and systems, including the appropriateness of management's application of those policies;

- review and discuss with management, internal audit and the independent registered public accountants the adequacy and effectiveness of the company's internal controls over financial reporting and disclosure controls and procedures;

- appoint and oversee the independent registered public accountants, determine their compensation and review their qualifications, performance and independence from management when deciding whether to retain the independent registered public accountants;

- review the scope and results of the internal audit program and the performance of the internal audit function;

- review and discuss with management the company's policies with respect to risk assessment and risk management, including cyber-security and the company's overall insurance coverage; and

- review compliance with legal and regulatory requirements and company policies and procedures and discuss the effectiveness of the company's legal, regulatory and ethical compliance programs.

No member of the audit committee serves on the audit committees of more than three public companies, including ours.

Environmental, Health and Safety Committee



Dr. Meyers (Chair)
Mr. Coleman
Mr. McManus
Mr. Schrader

All committee
members are
independent

3 meetings in 2021

The committee's principal responsibilities are to:

- assist the board's oversight of the company's sustainability and EHS practices, so that sustainability and EHS risks and opportunities are taken into account when making strategic decisions, including those with the potential to affect the people, environment and communities where we operate;

- develop recommendations to the board for the formulation and adoption of policies, programs and practices to address sustainability and EHS risks and opportunities, including climate-change related issues, trends and developments;

- review and monitor the company's compliance with policies, programs and practices concerning sustainability, EHS and climate-change related issues;

- identify, evaluate and monitor sustainability, EHS and climate-related risks, domestic and international, which affect or could affect the company's business activities, performance and reputation;

- periodically review sustainability, EHS and climate-change related legislative and regulatory issues affecting the company's business and operations; and

- review emergency response planning procedures for EHS events, including the company's ongoing response to COVID-19.

Report of the Audit Committee

The audit committee of the board of directors oversees the company's financial reporting on behalf of the board. Management is responsible for the system of internal controls and for preparing financial statements. Ernst & Young LLP, the company's independent registered public accountants, are responsible for expressing an opinion on the effectiveness of internal controls over financial reporting and the fair presentation of the financial statements in conformity with generally accepted accounting principles. The audit committee is composed of independent directors and operates in accordance with a charter approved by the board of directors, which is available at **www.hess.com**. The charter sets forth the audit committee's responsibilities, which are summarized under "Committees of the Board" on page 11. The committee reviews its charter annually and, when appropriate, makes recommendations for changes to the board.

2021 Actions of the Audit Committee

The audit committee met six times during 2021 and met in executive session after each of those meetings. Additionally, the audit committee met four times to review quarterly financial results.

During 2021, the audit committee met with management, Ernst & Young LLP and internal auditors and among other things:

- reviewed and discussed with management and Ernst & Young LLP our audited financial statements included in our annual report on Form 10-K and quarterly unaudited financial statements included in quarterly reports on Form 10-Q prior to filing with the SEC;

- discussed with management and Ernst & Young LLP accounting policies and management's application of those policies as they relate to the company's financial results, significant judgments inherent in the financial statements, disclosures, including on climate change-related risks and opportunities, and other matters required by generally accepted auditing standards;

- discussed with Ernst & Young LLP all matters and communications required to be discussed by applicable Public Company Accounting Oversight Board ("PCAOB") standards, including matters related to independence, received the written disclosures and the letter from Ernst & Young LLP required by the PCAOB regarding their independence and "critical audit matters" identified by the Ernst & Young LLP arising from the audit of the company's financial statements;

- reviewed and discussed with management the processes undertaken to evaluate the accuracy and fair presentation of our consolidated financial statements and the effectiveness of our systems of disclosure controls and procedures and internal control over financial reporting;

- reviewed and discussed with management, the internal auditor, and Ernst & Young LLP, management's assessment of the effectiveness of our internal control over financial reporting and Ernst & Young LLP's opinion about the effectiveness of our internal control over financial reporting;

- reviewed and discussed matters related to risk, risk controls and compliance and inquired about significant financial risk exposures, assessed the steps management is taking to mitigate these risks, and reviewed our policies for risk assessment and risk management, including the company's overall insurance coverage;

- met with management regarding our technology systems and cyber-security incident detection, defense and response;

- reviewed and assessed the overall adequacy and effectiveness of our legal, regulatory and ethical compliance programs, including concerns raised on the company's whistleblower reporting system;

- reviewed our tax strategies and the implications of tax law changes; and

- reviewed with the general counsel legal and regulatory matters that may have a material impact on the consolidated financial statements or internal control over financial reporting.

The audit committee also met separately with Ernst & Young LLP and the internal auditors without management present.

Assessment of Independent Registered Public Accountants

The audit committee reviews the scope of and overall plans for the annual audit and negotiates fees and approves the other terms of Ernst & Young LLP's engagement letter. The audit committee also oversees the periodic required rotation of the lead audit partner, as required by SEC rules, and is directly involved in the selection of such partner.

The audit committee discussed with Ernst & Young LLP their independence from management and the company and considered the compatibility of all non-audit services with the auditors' independence. The audit committee also assessed the qualifications and performance of Ernst & Young LLP in determining whether to retain them. In conducting this assessment, the audit committee considered, among other things: information relating to audit effectiveness, including the results of PCAOB inspection reports; the depth and expertise of the audit team, including their demonstrated understanding of the company's businesses, significant accounting practices, and system of internal control over financial reporting; the quality and candor of Ernst & Young LLP's communications with the audit committee and management; the accessibility, responsiveness, technical competence, and professionalism of the lead audit partner and other members of the audit team assigned to our account; the impact to the company of changing auditors; the appropriateness of Ernst & Young LLP's fees; and Ernst & Young LLP's ability to employ professional skepticism, objectivity, integrity, and trustworthiness.

The audit committee reviewed the audited December 31, 2021 financial statements of the company with management and the independent registered public accountants. Management represented to the committee that the financial statements were prepared in accordance with generally accepted accounting principles. In reliance on the reviews and discussions with management and the independent registered public accountants, the audit committee recommended to the board of directors, and the board approved, the inclusion of the audited financial statements in the annual report on Form 10-K for the year ended December 31, 2021 filed with the SEC. Based on its assessment and review as described in this report, the audit committee has determined that selecting Ernst & Young LLP as independent registered public accountants for 2022 is in the best interest of the company and its stockholders. The board has unanimously proposed that the stockholders ratify this selection at the annual meeting.

Committee Members:

Terrence J. Checki, Chair
Kevin O. Meyers
Karyn F. Ovelmen
James H. Quigley
William G. Schrader

The Report of the Audit Committee does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that the company specifically incorporates the Report of the Audit Committee by reference therein.

Stockholder Engagement

We engage with our stockholders on a regular basis to ensure we fully understand the factors they consider to be most important when evaluating our company. The purpose of our stockholder engagement program is to discuss and solicit stockholder views on our strategy, business plan, EHS & SR matters, human capital management, diversity, corporate governance and other matters of concern, including executive compensation.

During 2021, our CEO and other members of senior management conducted a broad outreach effort to investors representing, in the aggregate, approximately 70% of our outstanding shares. Our independent board chair participated in several meetings with our institutional investors to discuss the board's oversight role of our strategy, corporate governance, EHS & SR and other matters.

Robust stockholder engagement program throughout the year

✔ **Participated in 21 major investor conferences**

✔ **Presented at CERAWeek, a premier energy conference attended by institutional investors, industry leaders and policymakers**

✔ **CEO participated in over 170 meetings with institutional investors**

✔ **Participated in conferences hosted by Council of Institutional Investors**

Topics Covered

    

| **Strategy, Performance and COVID-19 Response** | **Environment, Sustainability and Climate** | **Human Capital Management, including Diversity, Equity and Inclusion** | **Governance and Risk Oversight** | **Executive Compensation** |

Management and the chair provide feedback from these meetings to the full board on a regular basis.

Risk Oversight

The board of directors has oversight of the company's risk management policies with an emphasis on understanding the key enterprise risks affecting the company's business and the ways in which the company attempts to prudently mitigate such risks, to the extent reasonably practicable and consistent with the company's long-term strategy. Additionally, each of the board's committees is assigned with overseeing risk management specific to their scope of responsibilities, as illustrated below. Management applies a comprehensive, standardized approach to identifying and managing risks of all types across our operations and the functions that support our operations. Our enterprise risk management process is used to develop a holistic risk profile for each asset and major project, drawing input from subject matter experts, performance data, incident investigations, lessons learned and recent internal audits. In these risk assessments, we identify each risk and assess its likelihood and potential impact to people, the environment, our reputation and our business, as well as other risks as appropriate.

Periodically, the chief risk officer presents a comprehensive review of the company's enterprise level risks, the status of the enterprise risk program and risk management strategies utilized by the company under its corporate risk policy to the audit committee, which has been delegated primary responsibility for oversight of the company's risk management practices. The audit committee and the board will also receive updates at meetings during the year on any particular matters relating to specific risks that management believes needs to be brought to the attention of the committee or the board. In addition, the company conducts an annual risk assessment to determine the extent, if any, to which the company's compensation programs and practices may create incentives for excessive risk-taking. For a discussion of this assessment, see "Compensation and Risk" on pages 47-48.

Cyber-security is an integral part of risk management at Hess. The board appreciates the rapidly evolving nature of threats presented by cyber-security incidents and is committed to the prevention, timely detection, and mitigation of the effects of any such incidents on the company. The audit committee receives an annual report and quarterly updates from management regarding cyber-security, including the nature of threats, defense and detection capabilities, incident response plans and employee training activities. The company has not experienced a material cyber-security breach within the past three years. The company has an ongoing information security training and compliance program that occurs quarterly and is mandatory for all employees, maintains property and casualty insurance that may cover damages caused as a result of a cyber-security event, and is externally audited based on corporate standards aligned to the NIST Cybersecurity Framework.



Periodically, the chief risk officer presents a comprehensive review of the company's enterprise level risks, the status of the enterprise risk program and risk management strategies utilized by the company under its corporate risk policy to the audit committee, which has been delegated primary responsibility for oversight of the company's risk management practices.

Board Oversight of Corporate Culture and Human Capital Management

We are committed to having an engaged, diverse and inclusive workplace that fosters learning, development and innovation. The board is actively engaged in overseeing our values and its connection to our long-term strategy. Directors have the opportunity to participate in our culture first-hand through interactions with employees and visits to our assets and offices. Through the compensation and management development committee, the board meets with management to understand and monitor company culture and its alignment with our values and strategic business priorities. Additionally, workforce activity and trends such as employee turnover, promotions, diversity and leadership development metrics, along with qualitative information such as program development and progress, are considered by our executive-led diversity, equity and inclusion council. They are also discussed at the compensation and management development committee regularly throughout the year and shared with the full board of directors. The entire board attends the compensation and management development committee meetings that involve reviews and discussions of CEO performance objectives, evaluations, management succession and compensation.

Ownership of Voting Securities by Certain Beneficial Owners

The following table sets forth, as of April 1, 2022 for Messrs. Hess, Brady, Kean and Goodwillie, as of February 28, 2022 for The Vanguard Group and as of December 31, 2021 for the other beneficial owners identified in the table, information as to the ownership of more than 5% of any class of the company's voting securities by beneficial owners known by the company to hold more than 5% of any such class:

Name and address of beneficial owner	Amount and nature of beneficial ownership(a)	Percent of class
Common Stock		
John B. Hess	29,715,849(b)(c)(d)(e)	9.53
Nicholas F. Brady	16,634,757(b)(c)(f)	5.34
Thomas H. Kean	23,053,178(b)(c)(d)(g)	7.41
Eugene W. Goodwillie, Jr. c/o Hess Corporation 1185 Avenue of the Americas New York, NY 10036	26,417,166(b)(c)(d)(e)(h)	8.49
FMR LLC 245 Summer Street Boston, MA 02210	41,293,241(i)	13.33
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	31,027,546(j)	10.02
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	22,832,165(k)	7.40
State Street Corporation State Street Financial Center One Lincoln Street Boston, MA 02111	18,717,925(l)	6.04

(a) The individual amounts and percentages shown for Messrs. Hess, Brady, Kean and Goodwillie should not be added because they reflect shared beneficial ownership. Information with respect to FMR LLC was obtained from a Schedule 13G/A filed by such person with the SEC on February 9, 2022. Information with respect to The Vanguard Group was obtained from a Schedule 13G/A filed by such person with the SEC on March 9, 2022. Information with respect to BlackRock, Inc. was obtained from a Schedule 13G/A filed by such person with the SEC on February 1, 2022. Information with respect to State Street Corporation was obtained from a Schedule 13G/A filed by such person with the SEC on February 11, 2022. Mr. Hess may be deemed to be a control person of the company by virtue of his beneficial ownership of common stock as described below.

(b) This amount includes 7,779,037 shares held by a charitable lead annuity trust established under the will of Leon Hess. Mr. John B. Hess has sole voting power over the stock held by this trust and shares dispositive power over such stock with Messrs. Brady, Kean and Goodwillie.

(c) This amount includes 8,817,802 shares held by a limited partnership. Messrs. Hess, Brady, Kean and Goodwillie serve on the management committee of the general partner of this limited partnership and share, inter alia, voting and dispositive power with respect to shares held by the limited partnership.

(d) This amount includes 6,436,881 shares held by the Hess Foundation, Inc. of which Messrs. Hess, Kean and Goodwillie are directors and as to which Mr. Hess has sole voting power and shares dispositive power with Messrs. Kean and Goodwillie.

(e) This amount includes:

- 64,881 shares owned directly by Mr. Hess;

- 278,212 shares held by a trust for the benefit of Mr. Hess and his heirs, as to which Mr. Hess is sole trustee and has sole voting and dispositive power;

- 28,753 shares held by a family limited liability company controlled by Mr. Hess, as to which Mr. Hess has sole voting power and dispositive power;

- 527,009 shares underlying options to purchase common stock, as to which Mr. Hess has no voting or dispositive power until they are acquired upon exercise of the options;

 

- 70,110 shares vested in the name of Mr. Hess under the employees' savings plan as to which he has sole voting and dispositive power;

- 1,008,401 shares held by a trust for the benefit of Mr. Hess, of which he and Mr. Goodwillie are co-trustees, as to which Mr. Hess has sole voting power and shares dispositive power with Mr. Goodwillie;

- 1,345,877 shares held by Mr. Hess' siblings or their children, or by trusts for the benefit of Mr. Hess' siblings or their children, as to which Mr. Hess has sole voting power pursuant to shareholders agreements among Mr. Hess and his siblings or their children and as to 667,131 shares of which he shares dispositive power pursuant to a shareholder's agreement among Mr. Hess and a sibling and others. 315,000 of these shares (representing approximately 0.1% of Hess common stock outstanding) have been pledged by certain of the trusts. Mr. Hess has no financial or economic interest in the shares pledged by the trusts;

- 1,008,402 shares held by a trust for the benefit of Mr. Hess' sibling, of which Mr. Hess has sole voting and shared dispositive power; and

- 2,350,484 shares held by trusts as to which Mr. Hess has sole voting power and as to which Mr. Goodwillie has shared dispositive power. These shares (representing approximately 0.7% of Hess common stock outstanding) have been pledged by certain of the trusts. Mr. Hess is not a trustee of these trusts and has no financial or economic interest in the shares pledged by the trusts.

(f)   This amount includes 37,918 shares held directly by Mr. Brady, as to which he has sole voting and dispositive power.

(g)   This amount includes 19,458 shares held directly by Mr. Kean, as to which he has sole voting and dispositive power.

(h)   This amount includes 24,561 shares held by a trust of which Mr. Goodwillie has sole voting and dispositive power.

(i)   This amount includes (y) 6,536,973 shares over which FMR LLC has sole voting power and (z) 41,293,241 shares over which FMR LLC has sole dispositive power.

(j)   This amount includes (x) 29,929,922 shares over which The Vanguard Group has sole dispositive power, (y) 420,490 shares over which The Vanguard Group has shared voting power and (z) 1,097,624 shares over which The Vanguard Group has shared dispositive power.

(k)   This amount includes (y) 20,943,697 shares over which Blackrock, Inc. has sole voting power and (z) 22,832,165 shares over which BlackRock, Inc. has sole dispositive power. The shares are held by subsidiaries of Blackrock, Inc.

(l)   This amount includes (y) 17,628,374 shares over which State Street Corporation has shared voting power and (z) 18,679,633 shares over which State Street Corporation has shared dispositive power. The shares are held by subsidiaries of State Street Corporation.

Ownership of Equity Securities by Management

The table below sets forth as to each director, nominee and named executive officer, and all directors, nominees and executive officers as a group, information regarding their ownership of equity securities of the company on April 1, 2022. The persons listed below have sole voting and investment power as to all shares indicated except as set forth in the footnotes to the table. Where no information appears in the column "Percent of outstanding shares of common stock owned," the securities held represent less than 1% of the common stock outstanding.

Name	Total number of shares beneficially owned and nature of beneficial ownership(a)	Percent of outstanding shares of common stock owned	Of total number of shares beneficially owned, number of option shares
Checki, Terrence J.	25,312	—	—
Coleman, Leonard S.	18,763	—	—
Goodell, Timothy B.	141,183	—	—
Glatch, Lisa	—	—	—
Hess, John B.	29,715,849(b)	9.53	527,009
Hill, Gregory P.	189,687	—	88,052
Holiday, Edith E.	60,861	—	—
Lowery-Yilmaz, Barbara	150,130	—	54,506
Lipschultz, Marc S.	17,914	—	—
McGuire, Raymond J.	1,730	—	—
McManus, David	37,260	—	—
Meyers, Kevin O.	34,391	—	—
Ovelmen, Karyn F.	4,819	—	—
Quigley, James H.	30,317	—	—
Rielly, John P.	321,509	—	22,576
Schrader, William G.	29,768	—	—
All directors, nominees and executive officers as a group (19 persons)	30,973,318	9.93	777,537

(a) These figures include 70,110 shares vested in the name of Mr. Hess, 4,850 shares vested in the name of Mr. Rielly and 74,960 shares vested for all executive officers and directors as a group under the employees' savings plan as to which these individuals and the group have voting and dispositive power. These amounts also include 11,568 shares held in escrow under Hess Corporation's long-term incentive plans for Mr. Goodell, 28,194 shares held in escrow under these plans for Mr. Hill, 12,000 shares held in escrow under these plans for Mr. Rielly, and 84,687 shares held in escrow under these plans for all executive officers and directors as a group. As to these shares, these individuals and the group have voting power but not dispositive power. Holders of stock options do not have the right to vote or any other right of a stockholder with respect to shares of common stock underlying such options until they are exercised.

(b) See footnotes (b), (c), (d) and (e) to the table under the caption "Ownership of Voting Securities by Certain Beneficial Owners."

 

Director Compensation

The following table shows compensation for services rendered by our non-employee directors during 2021.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	All other Compensation(2) ($)	Total ($)
Checki, Terrence J.	165,000	174,993	2,472	342,465
Coleman, Leonard S.	125,000	174,993	2,990	302,983
Duato, Joaquin	130,000	174,993	516	305,509
Holiday, Edith E.	130,000	174,993	1,524	306,517
Lipschultz, Marc S.	130,000	174,993	276	305,269
McManus, David	125,000	174,993	1,524	301,517
Meyers, Kevin O.	150,000	174,993	13,335	338,328
Ovelmen, Karyn F.	135,000	174,993	34,395	344,388
Quigley, James H.	335,000	174,993	2,559	512,553
Schrader, William G.	140,000	174,993	1,310	316,303

(1) Stock awards consist of 2,332 common shares granted to non-employee directors on March 6, 2021, which were fully vested on the grant date. The aggregate grant date value for 2021 stock awards was computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718").

(2) Amounts in this column consist of (i) annual life insurance premiums for each director, (ii) medical benefits of $10,775 for Dr. Meyers and $32,325 for Ms. Ovelmen, and (iii) dental benefits of $518 for Messrs. Coleman and Schrader, $1,035 for Dr. Meyers and Mr. Quigley and $1,553 for Ms. Ovelmen.

Each director who was not an employee of the company or any of its subsidiaries receives an annual cash retainer of $110,000 for membership on the board of directors and the independent chair of the board receives an additional annual cash retainer of $185,000. Directors receive an additional annual cash fee of $25,000 for service on the audit committee, $5,000 for service on the EHS committee and $10,000 for service on each of the other standing committees of the board of directors on which such director serves. The chair of the audit committee receives an annual cash fee of $30,000, the chair of the EHS committee receives an annual cash fee of $10,000 and the chair of each of the other board standing committees receives an annual cash fee of $15,000. In addition, each non-employee director receives shares of fully vested common stock constituting approximately $175,000 in value on the date of award.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") explains the key elements of our executive compensation program and 2021 compensation decisions for our named executive officers ("NEOs"). The compensation and management development committee of our board of directors (the "compensation committee" or the "committee"), with input from its independent compensation consultant, oversees these programs and determines compensation for our NEOs.

For fiscal year 2021, our NEOs were:

- **John B. Hess**, Chief Executive Officer ("CEO")

- **Gregory P. Hill**, Chief Operating Officer and President, Exploration & Production ("COO & President E&P")

- **Timothy B. Goodell**, Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer ("EVP & GC")

- **John P. Rielly**, Executive Vice President and Chief Financial Officer ("EVP & CFO")

- **Barbara Lowery-Yilmaz**, Senior Vice President and Chief Exploration Officer ("SVP & Chief Exploration Officer")

CD&A Table of Contents

Executive Summary

Our compensation program is focused on building long-term value in an industry where oil and gas reserves are depleted annually and investments require significant capital and generally take several years before yielding returns. It is critical we maintain and grow our resource base in a capital disciplined manner while ensuring our cost of production is sufficiently low to generate returns for our stockholders given the volatility in oil prices. The board believes that our compensation program should set short-term targets that lead to long-term success and long-term targets based on shareholder returns, which we believe is the most effective measure of long-term value creation currently available. As a result, our annual incentive plan is designed to maintain an annual focus on management's day-to-day efforts on outcomes largely within its control, with a strong emphasis on formulaic, metrics-driven enterprise results. Our long-term incentive plan focuses on longer term objectives, including stockholder value creation and alignment of management's interests with those of our stockholders.

 

Summary of Business and Strategy. Hess Corporation is a global Exploration and Production ("E&P") company engaged in the exploration, development, production, transportation, purchase and sale of crude oil, natural gas liquids, and natural gas. Our strategy has been and continues to be to deliver high return resource growth, a low cost of supply and industry leading cash flow growth. We have built a differentiated portfolio offering a unique value proposition – delivering durable cash flow growth that enables us to invest in some of the highest return projects in the industry and also to grow cash returns to our stockholders. The International Energy Agency's ("IEA") 2021 World Energy Outlook provides four scenarios of global energy demand in 2040 based on varying levels of global response to climate change. Under all of the IEA scenarios, oil and gas is expected to be needed for decades to come, and we expect significant investment will be required to meet the world's projected growing energy needs, both in renewable energy sources and in oil and gas. Our strategy aligns with the energy transition needed to achieve the IEA's scenarios.

Key Compensation Actions. During 2020, COVID-19, along with its economic and oil price impact, led to significant declines in the market value of our stock and that of our peers in the oil and gas sector and presented a challenging business environment. In response, the company implemented a number of cost-saving measures, including in June 2020 reducing the maximum payout under the AIP from 200% to 50% of target to ensure that management shared in the necessary sacrifices to achieve our critical strategic initiative of preserving cash while also maintaining salaries and benefits for employees across the company. By the beginning of 2021, oil prices and our sector had recovered from the economic downturn. While actual performance of the 2020 AIP was 117% of target, the committee applied the 50% cap with respect to the 2020 AIP payout. In early 2021, the committee considered the evolving market circumstances and expectations for performance for the year and assessed the outcomes of the prior year in making its decision to return to pre-COVID target levels and structure for 2021 compensation. As a result, during 2021, NEO salaries and incentive compensation amounts were held flat at 2020 target levels.

Payouts under the AIP and PSU programs are determined based on attainment of pre-established metrics and remain highly sensitive to shareholder returns and our operational performance. In March 2021, the committee approved changes to the 2021 AIP performance metrics to include a Bakken flaring reduction target, further emphasizing the importance of greenhouse gas emissions reduction and its integration into the company's strategy and operations. The committee also approved two additional peer companies, Coterra Energy Inc. (formerly Cabot Oil & Gas Corporation) and EQT Corporation, to diversify the 2021 peer group in light of the consolidation of the company's then existing peers. The committee follows a rigorous target setting process each year to ensure the enterprise performance metrics of our AIP include challenging, yet attainable, targets for executives designed to align our executives' interests with those of our stockholders. The committee also considers a number of factors when determining appropriate individual AIP target percentages, including the executive's position within the company, his or her corresponding responsibilities, and the competitive annual incentive opportunity for similar positions in other companies in our industry.

The committee took the following compensation actions in 2021 and determined 2021 payout results:

Timeline	Component	Action
March 2021 *Set pay levels and performance targets for 2021*	**Salary**	• NEO salaries held flat.
	AIP Targets	• NEO AIP target value as a percent of salary held flat.
	2021 LTI Grants	• NEO LTI award targets held flat. 2021 grant value was lower than 2020 grant value for one NEO, who received a promotion-linked award in 2020.
March 2022 *Determined payouts for incentive plans based on 2021 performance*	**2021 AIP Enterprise Payout**	• AIP achieved at 106% performance. • Strong year operationally resulted in above target final enterprise performance results of annual goals, as described on page 29.
	2019-21 PSU Payout	• PSUs earned at 175% of target. • Hess achieved a 52% TSR over the three year performance period, ranking second among peers.

Corporate Performance. In 2021, our company continued to successfully execute our strategy and achieve strong operational performance, positioning us to deliver increasing financial returns and accelerating free cash flow while maintaining financial strength. During 2021, net cash provided by operating activities was $2.9 billion, compared with $1.3 billion in the prior year. Throughout 2021, we continued to strengthen our portfolio and balance sheet. In the first quarter, we received net proceeds of $70 million from the public offering of Hess-owned Class A shares of Hess Midstream. In the second quarter, we completed the sale of our Little Knife and Murphy Creek nonstrategic acreage interests in the Bakken for a total consideration of $312 million. In the third quarter, we repaid half of our $1 billion term loan maturing in March 2023, completed the sale of our interests in Denmark for a total consideration of $150 million, and received $375 million in proceeds from Hess Midstream's buyback of Class B units from its sponsors, Hess Corporation and Global Infrastructure Partners. In the fourth quarter, we received net proceeds of $108 million from the public offering of Hess-owned Class A shares of Hess Midstream.

The enterprise performance metrics of our annual incentive program are designed to reward management for progress made against challenging, measurable goals that align with our overall company strategy that incentivize strong near- and long-term performance, without promoting excessive risk-taking. For 2021, the committee considered the progress made against each of these metrics in determining executive compensation payouts under the annual incentive program:

Our Strategy	Production	Environment, Health & Safety
Our strategic priorities: 1. Invest in high return, low cost opportunities 2. Build focused and balanced portfolio – robust at low prices 3. Maintain financial strength and manage for risk 4. Grow free cash flow in disciplined, reliable manner 5. Prioritize return of capital to stockholders	We increased our rig count in the Bakken from one to three during 2021, setting the stage for production growth in response to increasing oil prices	EHS remains a core focus of management, and the company delivered ahead of expectations on each of the four EHS measures; Bakken flaring rate as reported to the North Dakota Industrial Commission (NDIC) was approximately 4%, well below NDIC standards
	Exploration Resource Additions	**Capital and Exploratory Spend**
	Achieved maximum performance under the AIP due to continued exploration success in Guyana, with 5 new discoveries during 2021 on the Stabroek Block	Ended the year with capital and exploratory expenditures of approximately $1.8 billion, below the original budget of $1.9 billion
	Returns and Cash Flow	**Controllable Operated Cash Costs**
	Achieved maximum performance levels on company's cash returns on capital employed (CROCE) and cash from operations (EBITDAX), representing a 77% and 65% increase, respectively, from 2020 levels	Controllable operating cash costs were higher than threshold targets primarily due to additional workover rigs in the Bakken; ending 2021 with a three rig program is expected to lower unit cash costs and further optimize our infrastructure

Strategic Priority	Annual Incentive Plan Metric					
	Environment, Health and Safety	Production	Exploration Resource Additions	Capital and Exploratory Spend	Controllable Operated Cash Costs	Returns + Cash Flow
1. Invest in high return, low cost opportunities	We believe that EHS practices are vital for all stakeholders: our investors, employees, partners and the communities where we operate		✓	✓		✓
2. Build focused and balanced portfolio – robust at low prices			✓	✓		
3. Maintain financial strength and manage for risk				✓	✓	✓
4. Grow free cash flow in disciplined, reliable manner		✓	✓		✓	✓
5. Prioritize return of capital to stockholders		✓		✓	✓	✓

We are focused on building long-term value in an industry where investments require significant capital and generally take several years before generating returns. The board believes that total shareholder returns are the most effective measure of long-term value creation currently available. Accordingly, vesting and payouts under our PSUs are tied to relative TSR to effectively measure our performance compared to peers. For the 2019-2021 performance cycle, our 3-year TSR was second among the company's 2019 peer group, as indicated below, resulting in a PSU payout at 175% of target.



Summary of Hess' 2021 Executive Compensation Program

Compensation Element	Form and Objective	2021 Result	Link to Business Strategy
Base salary	• Fixed rate of pay	• Base salaries for our NEOs held flat for 2021.	• **Competitive Pay Levels.** Generally, we target total direct compensation (salary, annual incentive and long-term incentives) within a competitive range of market median. • **Individual Performance Rewarded.** Sustained performance may be recognized in individual pay components, and pay will vary above or below target based primarily on enterprise and, to a lesser degree, individual performance outcomes.
Annual Incentive Plan ("AIP")	• Payout from 0%-200% of target • Payout based on enterprise performance factor (0%-175% of target) and individual performance	• Enterprise performance result was 106% of target. • No adjustments for individual performance were made for the NEOs, as described on pages 27-32.	• **Balanced Focus on Controllable Outcomes and Value Creation.** In our industry, the macroeconomic environment and oil prices significantly impact our financial results and stock price performance. As a result, our AIP is designed to assess management's day-to-day efforts on outcomes largely within its control, with a strong emphasis on formulaic, metrics-driven enterprise results, subject to board oversight and discretion.
Long-Term Incentive ("LTI")	• 60% PSUs; payout from 0%-200% of target is at-risk based on three-year relative TSR performance compared to peers • 20% Stock Options (40% for CEO); stock price must appreciate for any value to be realized • 20% Restricted Stock (0% for CEO); vesting occurs ratably over three years	• Target NEO LTI awards held flat for 2021. • Payout of PSUs for the 2019-2021 performance period was 175% of target, given our relative TSR performance, with a 52% TSR over the three year performance period, ranking second among peers.	• **Long-term Orientation.** Our LTI is delivered using different types of awards to balance both absolute stock price performance and stock price performance relative to peers, over varying time horizons, and retention considerations. • **Stockholder Alignment.** Mix of long-term awards is heavily performance-contingent (80% to 100%), based on grant date target value, aligning management with the long-term stockholder experience.

Pay Mix. The majority of NEO compensation is variable and performance based. For our CEO and other NEOs, approximately 88% and 81%, respectively, of 2021 target total direct compensation was variable. Variable pay directly ties each NEO's pay to company performance outcomes, including financial results, operational results, strategic initiatives, and stock price performance. Mr. Hess' long-term incentive mix consists of a combination of PSUs and stock options, making 100% of his long-term incentive compensation performance-contingent and closely aligning Mr. Hess' total compensation to the company's long-term performance.

 



Compensation Program Key Practices Promote Alignment with Stockholder Interests

At our 2021 annual meeting of stockholders, over 95% of shares present and entitled to vote supported Hess' executive compensation program, consistent with stockholder support since 2014. In addition, we regularly engage with stockholders to ensure we fully understand the factors they consider to be the most important when evaluating our executive compensation program. During 2021, our CEO and other members of senior management, at times accompanied by our independent board chair, conducted a broad outreach effort to investors representing, in the aggregate, approximately 70% of our outstanding shares. The purpose of our stockholder engagement program is to discuss and solicit stockholder views on our strategy, business plan, EHS & SR matters, human capital management, diversity, corporate governance and other matters of concern, including executive compensation. In 2021, the committee approved changes to the 2021 AIP performance metrics to include a Bakken flaring reduction target, further emphasizing the importance of greenhouse gas emissions reduction and its integration into the company's strategy and operations. Additionally, the committee approved two additional peer companies, Coterra Energy Inc. (formerly Cabot Oil & Gas Corporation) and EQT Corporation, to diversify the 2021 peer group in light of the consolidation of the company's existing peers.

Our key executive compensation practices are summarized below. We believe these practices promote close alignment with the long-term interests of our stockholders.

What We Do

✔ Directly link pay to performance outcomes, operational results and stockholder returns

✔ Engage in ongoing dialogue with stockholders to incorporate feedback into our compensation programs

✔ Target total direct compensation (base salary / annual incentive / long-term incentives) within a competitive range of market median

✔ Use a structured approach to CEO performance evaluation and related compensation decisions

✔ Maintain a cap on CEO incentive compensation payments

✔ Emphasize a culture of safety (a weighted metric in the AIP for all employees)

✔ Maintain stock ownership guidelines for senior executives

✔ Conduct annual CEO performance evaluation led by the board

✔ Design compensation plans with provisions to mitigate undue risk

✔ Maintain double-trigger change-in-control severance benefits

✔ Maintain a compensation clawback policy, which includes recoupment and forfeiture provisions

✔ Have an anti-hedging policy and an anti-pledging policy for all executives

✔ Employ best-practice share counting and review share utilization annually

✔ Provide *de minimis* perquisites for executives

✔ Offer executives the same health and welfare benefit and savings plans as other salaried employees

✔ Devote significant time to management succession, corporate culture and leadership development efforts

✔ Retain an independent compensation consultant to advise the committee

What We Don't Do

🚫 No employment contracts for NEOs

🚫 No payment of dividends or dividend equivalents on unearned restricted stock or PSUs

🚫 No excise tax gross-ups in new change-in-control agreements since 2010

🚫 No re-pricing of underwater stock options without stockholder approval

🚫 No excessive severance or change-in-control benefits

Compensation Objective and Philosophy

Compensation Objective. The objective of our executive compensation program is to attract and retain talented executives and motivate them to achieve our business goals through a combination of cash and stock-based compensation. The principal elements of an executive's total compensation consist of base salary, annual incentive, and long-term incentives.

We are focused on building long-term value in an industry where investments require significant capital and generally take several years before showing returns. The board believes that the compensation program should set short-term targets that lead to long-term success and long-term targets based on total shareholder returns, which we believe to be the most effective measure of long-term value creation currently available.

We also review other elements of compensation, including retirement benefits, health and welfare plans and other benefits offered to employees generally, when evaluating comprehensive executive compensation packages.

Compensation Philosophy. Our compensation program is designed to provide competitive pay to executives, reward individual and company performance, and maintain a long-term orientation that aligns with stockholder interests. The annual incentive plan emphasizes formulaic, metrics-driven enterprise results with a focus on measures largely within management's control that reflect the core operating functions throughout the business cycle. The long-term incentives balance absolute stock price performance and stock price performance relative to peers, and is designed to support our long-term business strategy, serve as a retention tool and align employees with stockholder interests.

Generally, we target total direct compensation (salary, annual incentive and long-term incentives) within a competitive range of market median. Sustained performance may be recognized in individual pay components and pay will vary above or below target based primarily on actual enterprise performance and, to a lesser degree, individual performance. Variations in total direct compensation among the NEOs reflect differences in competitive pay for their respective positions as well as the size and complexity of the groups or functions they oversee, the performance of those groups or functions, and individual performance. The committee also considers market conditions in our industry when making compensation decisions.

2021 Total Direct Compensation

We structure NEO total direct compensation so that the majority is delivered in the form of long-term incentive awards in order to provide incentives to work toward growth of long-term profitability that will enhance stockholder returns. We also structure NEOs' cash compensation so that a significant portion is at risk under the company's annual incentive plan, payable primarily based on enterprise results, and to a lesser degree individual performance. We further detail each component of total direct compensation below.

Base Salary. We review base salaries annually, but we do not necessarily make adjustments to NEO salaries each year. In determining base salary levels for NEOs, the committee considers the following qualitative and quantitative factors: job level and responsibilities, relevant experience, individual performance, recent corporate and business unit performance, internal equity and our objective of paying competitive total direct compensation if performance is met.

From time to time base salaries may be adjusted other than as a result of an annual review in order to address competitive pressures or in connection with a change in responsibility. We held salaries flat for our NEOs during 2021.

| | Salary | | |
Name	2021	2020	% Increase 2020-2021
Hess, John B. CEO	$1,500,000	$1,500,000	0.0%
Hill, Gregory P. COO & President E&P	$1,100,000	$1,100,000	0.0%
Goodell, Timothy B. EVP & GC	$ 790,000	$ 790,000	0.0%
Rielly, John P EVP & CFO	$ 810,000	$ 810,000	0.0%
Lowery-Yilmaz, Barbara SVP & Chief Exploration Officer	$ 675,000	$ 675,000	0.0%

Annual Incentive Plan. We establish an annual incentive target for employees, including each executive officer, based upon his or her position within the company, corresponding responsibilities and competitive annual incentive opportunity for similar positions in other companies in our industry. Payouts are in cash and may range from 0% to 200% of the target annual incentive opportunity based on actual enterprise and individual performance outcomes. Annual incentive target percentages as a percent of base salary for our NEOs and other senior executives have generally been held flat over the last five years.

| | 2021 Annual Incentive Plan Opportunity | | |
Name	Minimum (0% of target)	Target (100% of target)	Maximum (200% of target)
Hess, John B. CEO	$0	$2,250,000 (150% of salary)	$4,500,000
Hill, Gregory P. COO & President E&P	$0	$1,430,000 (130% of salary)	$2,860,000
Goodell, Timothy B. EVP & GC	$0	$735,000 (93% of salary)	$1,470,000
Rielly, John P. EVP & CFO	$0	$735,000 (91% of salary)	$1,470,000
Lowery-Yilmaz, Barbara SVP & Chief Exploration Officer	$0	$405,000 (60% of salary)	$ 810,000

2021 AIP Design. Our annual incentive program is designed to motivate and reward employees for achieving the key business objectives that drive Hess' long-term value creation. In our industry, the macroeconomic environment and oil prices have a significant impact on our financial results and stock price performance. As a result, our AIP is designed to focus management's day-to-day efforts on outcomes largely within its control. The AIP payout for executive officers is primarily determined based on enterprise performance results that align with the company's business strategy and apply to all employees. The committee determined to increase the weighting from 15% to 20% for environment, health and safety metrics due to having four versus three measures. The committee also retained an increased weighting of 20% for controllable operated cash costs to reflect the continued focus on capital discipline, as provided in the chart below.

2021 Enterprise Metrics	Weighting
Environment, Health & Safety (4 measures)	20%
Production	15%
Capital and Exploratory Spend	15%
Controllable Operated Cash Costs	20%
Returns and Cash Flow (2 measures)	15%
Exploration Resource Additions	15%
Total	**100%**

Payouts under the AIP depend on enterprise performance results and can range from 0% to 175% of target. An individual performance multiplier can reduce the annual incentive payout down to zero or increase it by up to 25% of target based on actual individual performance results measured against pre-defined individual performance goals, resulting in a maximum potential AIP payout of 200% of target. There will be no payout associated with an enterprise metric if the threshold level for the metric is not achieved.

The enterprise performance metrics are selected each year to reflect the core operating functions of our management team through the business cycle and are approved by the committee. The metrics provide a balance of annual and long-term objectives for the business, as described below:

- **Environment, Health and Safety** goals are directly included in our AIP, underscoring the importance of sustainability, health and safety and its integration into our strategy and operations, incentivizing management to continue to build on our industry leading performance in these areas. In 2021, the committee approved changes to the 2021 EHS performance metrics to include a Bakken flaring reduction target, further emphasizing the importance of greenhouse gas emissions reduction.

- **Production and Operated Cash Costs** tie to our annual financial results. The management team is incentivized to meet or exceed production goals but not at the expense of profitability or safety.

- **Capital Spend, Exploration Resource Additions, Cash Returns and EBITDAX** primarily tie to our future results. In the offshore industry, it takes several years from the exploration of a resource to the generation of revenue. The board believes combining incentives for growing the resource base while also requiring adherence to a set capital budget with an emphasis on returns and cash flow, properly incentivizes management to grow our resource base without over-spending to achieve a short-term target.

ILLUSTRATION OF AIP DESIGN

Target Cash Incentive Opportunity ($)	X	Enterprise Performance Payout Range: 0%-175% of target	X	Individual Performance Modifier (0% - 114%)	=	Actual Cash Incentive Award ($)

Actual Cash Incentive Awards. The following table shows actual performance as a percent of target based on the 2021 results for each component of the AIP, and the actual cash incentive award for each NEO. The following discussion explains how the payouts for each component were determined. No individual performance adjustments were made for our NEOs.

Name	2021 Target Cash Incentive Opportunity	X 2021 Payout as % of Target	X 2021 Individual Performance Modifier	= 2021 Actual Cash Incentive Award
Hess, John B. CEO	$2,250,000	106%	100%	$2,385,000
Hill, Gregory P. COO & President E&P	$1,430,000	106%	100%	$1,515,800
Goodell, Timothy B. EVP & GC	$ 735,000	106%	100%	$ 779,100
Rielly, John P. EVP & CFO	$ 735,000	106%	100%	$ 779,100
Lowery-Yilmaz, Barbara SVP & Chief Exploration Officer	$ 405,000	106%	100%	$ 429,300

Rigorous Target Setting for Enterprise Performance Metrics. The committee follows a rigorous target setting process each year to ensure the AIP includes challenging, yet achievable, targets for executives. The enterprise metrics are selected each year to reflect the core operating functions of our management team through the business cycle. Given the evolution of our portfolio, including significant divestitures over the last several years, comparing changes in target levels on a year-over-year basis is not representative of the level of difficulty in achieving these targets. The committee relied on a thorough process informed by inputs including our public guidance, budgets for the year and other factors and believes that targets for 2021 were set with sufficient rigor to create the proper incentives for the executive team for each of the enterprise performance metrics.

2021 Enterprise Performance Metrics. The following table details our final 2021 goals for enterprise performance metrics and actual results.

2021 Metric	Rationale for Use	2021 Threshold /Target/ Maximum	2021 Result	Metric Payout
Environment, Health & Safety (4 measures)[(1)(2)]	• Protects employees, contractors, communities, reputation and ensures safe operations	Varies by measure		151%
Production[(2)(3)]	• Aligned to growth • Primary output of E&P investments	300 / 305 / 310 (MBOED)	295[(3)]	0%
Capital and Exploratory Spend[(4)]	• Aligned to sustainability and profitability	1,950 / 1,900, / 1,800 ($MM)	1,829	153%
Controllable Operated Cash Costs[(2)]	• Management of expenses to maximize cash margin • Controllable component of cash margin	1,110 / 1,056 / 1,002 ($MM)	1,139	0%
Returns and Cash Flow (2 measures, CROCE & EBITDAX)[(2)]	• Measure company's use of capital (CROCE) • Measure ability to generate cash from operations (EBITDAX)	12.9 / 16.0 / 19.3 (%) 2,780 / 3,330 / 3,910 ($MM)	19.5% 3,993	175% 175%
Exploration Resource Additions[(5)]	• Aligned to sustainability • Aligned to growth	83 / 100 / 125 (%)	Maximum	175%
			Total:	**106%**

(1) Includes 4 measures (equally weighted): SAP Preventative Maintenance and Corrective Compliance, Severe + Significant Safety Incident Rate, Loss of Primary Containment Rate and Bakken Flare Rate.
(2) Target adjusted for Bakken acreage and Denmark sales.
(3) Excludes Libya. 2021 result is rounded.
(4) Excludes Midstream.
(5) Target performance goal reflects risked, net entitlement volumes for wells drilled in 2021. Performance above target required exceptional results and caused a payout above target.

2021 Enterprise Performance. EHS remains a core focus of management, and the committee receives advice and input from the EHS committee regarding executive compensation measures to advance the EHS goals of the company. For 2021, the company delivered ahead of expectations on all of the EHS measures. We delivered slightly below maximum performance under the SAP Preventative Maintenance and Corrective Compliance, above target for the Severe and Significant Safety Incident Rate and maximum for the Loss of Primary Containment Rate and the Bakken Flare Rate. For 2021, the SAP Performance Test Compliance was expanded to measure completion of all safety critical equipment maintenance with performance standards in SAP and include corrective work orders to monitor that the rectification is completed. Additionally, the new Bakken Flaring Rate metric for 2021 was reported in accordance with the North Dakota Industrial Commission ("NDIC"), and actual performance for 2021 was approximately 4%, well below NDIC standards.

To emphasize our production delivery and capital budget, the threshold for payout on the Production and Capital and Exploratory Spend metrics were based on our public guidance range. The target and maximum payout levels were set above our budget and the top end of guidance. In 2021, our production was below threshold performance levels, primarily as a result of lower volumes received under percentage of proceeds contracts due to higher commodity prices. Capital and exploratory expenditures were approximately $1.8 billion for 2021, which was below our original budget of $1.9 billion, resulting in above target payout on the Capital and Exploratory Spend metric.

Our Controllable Operated Cash Costs targets were set at ambitious, stretch levels resulting in below threshold payout levels due to higher maintenance and workover activity, and higher production and severance taxes associated with higher crude oil prices. Cash Return on Capital Employed and EBITDAX were at maximum performance due to strong commodity prices.

The Exploration Resource Addition metric far exceeded the target goal and paid out at the maximum level, driven by our continued exploration success in Guyana, including five new discoveries in the Stabroek Block during 2021.

Assessment of Individual Performance. We assess individual performance based on goals set at the beginning of each year, specific to each NEO. Following year-end, achievement of these pre-defined performance goals is assessed. The CEO conducts performance reviews for his direct reporting NEOs and makes compensation recommendations to the committee based on these reviews, with the committee making the final award determination. The cumulative assessment against these objectives for each NEO determines the modifier used (if any) to influence the final payout of their annual incentive award. The value for any NEO AIP award can be adjusted down to zero or increased by up to 25% of target based on each individual performance assessment. This review can also influence the grant date dollar value of LTI compensation and base salary adjustments for the subsequent year.

The committee chair and chair of the board facilitate a process with the full board of directors to review the CEO self-assessment of prior year performance and discuss specific feedback on that performance against pre-established operational, financial and organizational performance objectives. Upon review of this collective feedback, the committee makes CEO award determinations for base salary increases, annual incentive awards and long-term incentive award dollar values. Other considerations by the committee in the compensation determinations include external market reference points and overall enterprise and share price performance.

In March 2021, the committee approved the individual performance objectives for our CEO and other NEOs. The CEO's performance goals were reaffirmed during his mid-year review in September. None of the objectives had specific weighting, but rather each objective is intended to be used together with other information the committee determines relevant to develop a holistic evaluation of individual performance. In the first quarter of 2022, the committee evaluated 2021 performance for each NEO against the approved performance objectives and in light of external market trends and enterprise performance. For Mr. Hess, the committee conducted the process described above, reviewed and considered his 2021 performance self-assessment, collectively discussed feedback on the performance objectives outlined below and concluded that his 2021 performance met or exceeded expectations.

Performance vs. Goals for our Chief Executive Officer

Strategic Initiatives

- Maintained strong cash and liquidity position to fund Guyana investment program:
  - completed sale of our Little Knife and Murphy Creek nonstrategic acreage interests in the Bakken and our assets in Denmark;
  - completed two public secondary offerings of our Hess Midstream investment in the first and fourth quarters and, in the third quarter, received $375 million in proceeds from Hess Midstream's buyback of Class B units, which enhanced our financial position and increased trading liquidity for Hess Midstream;
  - extended the maturity of our $3.5 billion revolving credit facility from May 2023 to May 2024; and
  - reduced debt by $500 million by prepaying half of our $1 billion term loan during 2021.
- Enhanced the Guyana asset value through successful exploration discoveries and appraisal wells, including at Uaru-2, Mako-2, Longtail-2 and 3, Whiptail-1 and 2, Pinktail and Cataback.
- Enabled the Liza Phase 2 development to achieve first production in February 2022, which is expected to reach its production capacity of approximately 220,000 gross bopd later in 2022 as operations are safely brought online. The Prosperity floating production, storage, and offloading vessel (FPSO) hull was completed in 2021 and is on track to achieve first oil in 2024.
- Completed the development plan for the Yellowtail area as the fourth development on the Stabroek Block and submitted the development plan to the Guyana government for approval.
- Successfully completed the Tioga Gas Plant turnaround safely, on time and budget while adhering to strict COVID-19 safety protocols.

Annual Operations and Financial Goals

- Overall production, excluding Libyia, of 295 Mboed met revised 2021 guidance of 295 Mboepd.
- Bakken production of 156 Mboed met revised guidance for 2021 of 155 Mboepd.
- Net proved reserve additions of 295 million boe and exceeded exploration resource target.
- E&P capital and exploratory spend of approximately $1.8 billion was below guidance of $1.9 billion.

 

Performance vs. Goals for our Chief Executive Officer (Continued)

Environment, Health, Safety and Sustainability

- Endorsed the World Bank Zero Routine Flaring by 2030 Initiative ("ZRF") and committed to achieving ZRF by end of 2025. Publicly supported the global ambition to achieve net zero emissions by 2050. Progressing plans to achieve 5-year emission targets for 2025: reduction of operated GHG and methane emissions intensities by ~50% versus a 2017 baseline.

- Continued contribution to technological and scientific research including support of the Salk Institute's research and development program to advance the process to enhance the natural abilities of plants to store carbon from the atmosphere.

- Published our 24th annual sustainability report; Hess' sustainability practices continue to be recognized by third party organizations: earned leadership status for the 13th consecutive year in CDP's 2020 Global Climate Analysis, Hess' score A- vs. E&P sector and North American regional average score of C; included in 3BL's 100 Best Corporate Citizens for the 14th consecutive year as the No. 1 energy company and the only oil and gas company to make the list; the Dow Jones sustainability Index for North America for the 12th consecutive year; Newsweek's list of America's Most Responsible Companies as the No. 1 oil and gas company; Wall Street Journal's list of Top 250 Best Managed Companies as the only oil and gas company on the list for 2021 and one of only three U.S. oil and gas companies to achieve top Level 4 status in the Transition Pathway Initiative 2021 report.

- Hired new diversity, equity and inclusion leader to drive our DEI strategic agenda and accelerate our progress; announced a commitment to fund educational programs and support services for 22 schools in three economically disadvantaged Houston communities in support for the Mayor's Complete Communities Initiative; provided four-year scholarships to five underrepresented college students as part of the Jackie Robinson Foundation Scholars program and matched each with a Hess mentor.

Corporate Reputation and Relationship Building

- Maintained robust dialogue with investors, including more than 170 investor meetings.

- Continued active engagement with employees during the pandemic through virtual town halls, leadership meetings and periodic written updates.

- Advanced Hess' interests as a spokesperson for the industry, including speaking at CERAWeek, keynote speaker at JP Morgan, Bank of America and Goldman Sachs energy conferences, among others, and conducted numerous interviews with trade media about industry challenges.

- Maintained strong relationships with global industry leaders and government officials on corporate and industry issues.

Messrs. Hill, Goodell and Rielly and Ms. Lowery-Yilmaz contributed to the positive outcomes listed above. In addition, specific to each individual, the committee considered, among other things, the items listed below, as well as input from the CEO and other members of the board of directors.

Mr. Hill, in his role as COO & President E&P, guided the company in managing oil price volatility, organizational changes and enterprise cost containment. He was instrumental in the continuing exploration success in Guyana and ensuring stable, commercial production at the Liza Field and progress toward the startup of production at Liza Phase 2 on the Stabroek Block. Mr. Hill stewarded company safety and capital and exploratory expenditures that met or exceeded assigned targets and external guidance. He continued to improve our safety and environmental incident rates, including Bakken flaring reductions, and advanced our safety culture in the face of challenges posed by COVID-19. In addition to managing the relationships with our strategic production partners, Mr. Hill is a crucial presence in investor meetings and community engagements.

Mr. Goodell, in his role as EVP and GC, delivered key business targets as evidenced by the company's recognized excellence in corporate governance and world-class sustainability practices. Key accomplishments in 2021 include the successful sale of the company's Little Knife and Murphy Creek nonstrategic acreage interests in the Bakken for a total consideration of $312 million and the sale of the company's interests in Denmark for a total consideration of $150 million, both of which were executed within established timeframes. Mr. Goodell is responsible for our global legal strategy regarding all compliance, governance and litigation matters. Mr. Goodell also oversees our external affairs activities, internal communications teams and plays a critical role in the company's diversity, equity and inclusion program.



Mr. Rielly, in his role as EVP and CFO, delivered key business and financial targets that continue to enhance the enterprise portfolio and balance sheet. He plays a critical role in our investor engagement activities, representing the company at various investor and industry conferences and was integral to our debt reduction activities and ensuring a robust year-end cash balance of $2.7 billion. Mr. Rielly oversees the continued monetization of our midstream assets, which generated over $550 million in total proceeds from equity sales during 2021. Mr. Rielly also oversees the effective marketing of our domestic and internal production and ensures the appropriate hedging strategy is in place to balance enterprise risk in the face of market volatility.

Ms. Lowery-Yilmaz, in her role as SVP & Chief Exploration Officer, delivered key business results as set forth in her performance goals which contributed to on-going production developments and exploration resource additions. Ms. Lowery-Yilmaz has strategic responsibility for the global exploration program, which was successful in exceeding reserves replacement targets, identifying a strong pipeline of high-quality exploration prospects and ensuring stable oil production from the Liza Field and progress toward the startup of Liza Phase 2. She is instrumental in maximizing global exploration, appraisal and development activities in pursuit of the highest commercial value throughout the portfolio. Ms. Lowery-Yilmaz has also played a visible leadership role in our diversity and inclusion programs, including being a senior member of the diversity, equity & inclusion council.

After reviewing the 2021 pre-defined individual performance goals in light of the overall enterprise financial performance, the committee made no individual adjustments to annual incentive payments for the NEOs, as described above.

LTI Program Structure. Long-term incentive compensation is an important tool to drive behavior that supports our long-term business strategy. LTI compensation is also an important retention tool and aligns employee interests with stockholder interests. As a result, LTI compensation represents the largest portion of each executive officer's target total direct compensation package. When determining the appropriate mix of LTI awards, the committee considers the typical time horizons of investment decisions for Hess' business and industry, the current commodity price environment, the current performance metric for PSUs and market practice. For 2021, the committee determined to maintain the long-term incentive mix for Mr. Hess, which links 100% of his target LTI compensation to performance. As a result, 60% of Mr. Hess' target LTI award was in the form of PSUs and 40% in the form of stock options. The committee also maintained the LTI mix for the company's other NEOs for 2021. For such NEOs, 80% of the target LTI compensation was performance-contingent, with 60% in the form of PSUs, 20% in the form of stock options and the remaining 20% in the form of restricted stock.



Payout of PSUs is contingent upon the company's TSR compared with that of our peer companies, identified on pages 33-34, over a three-year period. In addition, our TSR must be positive during the three-year performance period for payout to exceed target, even if the company outperforms peers. Use of stock options, which remain exercisable for ten years, is supported by the company's capital intensive industry, where the time horizon for investment decisions often extends over many years. Stock options, which only provide value upon absolute stock price appreciation, also reinforce a balance between relative and absolute stock price performance goals, given that the PSU payout is primarily based on relative TSR. Use of restricted stock promotes retention and aligns long-term interests of employees and stockholders.

Timing of LTI Awards. In general, awards of restricted stock, stock options and PSUs to the NEOs are made in early March after our financial statements have been audited by our independent public accountants. However, the committee retains discretion to vary the timing of awards as it deems appropriate.

Terms of LTI Awards. Restricted stock awards and stock options vest annually in equal installments over a three-year period from the date of grant and stock options remain exercisable for ten years after the date of grant. PSUs, if earned, vest fully following the completion of the three-year performance period. We believe these vesting periods are appropriate and are generally consistent with market practice. Generally, all our awards are subject to continued employment.

Shares of restricted stock are entitled to dividend equivalents if and when such dividend equivalents are paid on shares of common stock. Dividend equivalents accrued on shares of restricted stock are paid upon vesting. To the extent earned, PSUs will be paid in shares of common stock which will vest and be issued following the end of the performance period. Dividend equivalents for PSUs will only be paid on earned PSUs, upon vesting after the completion of the applicable performance period.

Value of LTI Awards. We aim to provide long-term incentive awards such that together with total cash compensation, target total direct compensation is within a competitive range of market median. Compensation is intended to vary based on company and individual performance outcomes. The committee determines individual award levels based on comparative market data for the executive's position, award levels of comparably-situated executives, and an assessment of individual potential and sustained performance. In making awards to any individual, the committee does not consider his or her gains made, or failure to achieve gains, on prior restricted stock, stock option or performance share unit awards.

The chart below reflects the payout matrix for the 2021 PSU awards based on the company's 2021 peer group, described below. In defining the PSU payout schedule, the following guiding principles were used: for maximum payout, performance must be approximately top 15% versus our peers; for target payout, performance must exceed median; for threshold payout, approximately 25th percentile must be achieved and no payout is earned for performance below 25th percentile. In addition, as described above, the payout can only exceed target if our TSR during the performance measurement period is positive, regardless of relative positioning versus peers.



(1)   Includes Hess Corporation

2019 PSU Award Payout. In February 2022, the committee certified performance results with respect to the January 2019 to December 2021 performance period and determined that 175% of PSUs were earned with respect to the 2019 award to be paid out in 2022. The company was ranked second out of the ten peer companies, including Hess, for the 2019 PSU award, with a 52% TSR over the three year performance period.

Peer Group

The committee engages with our compensation consultant annually to identify a peer group that is an appropriate comparative group from a compensation and performance perspective. To make this determination, the committee focuses primarily on domestic E&P companies and looks at factors including revenue, market capitalization, total assets, production, and whether the company lists Hess as a peer.

In early 2020, the committee approved the addition of the S&P 500 Total Return Index as a comparator for evaluating performance of the 2020 PSU awards. The inclusion of the S&P 500 Total Return Index provides a unique and challenging metric that extends the comparator group beyond industry peers and measures the company's performance against the broader market. In early 2021, the committee approved two additional peer companies, Cabot Oil & Gas Corporation and EQT Corporation, to diversify the peer group in light of the consolidation of the company's existing peers. In March 2021, Apache Corporation completed a holding company restructuring, with APA Corporation as the surviving parent company. In October 2021, Cabot Oil & Gas Corporation merged with Cimarex Energy Co. to form Coterra Energy Inc. The committee determined to retain each successor entity as a peer company.

2021 Peer Group

11 Companies		
APA Corporation	Devon Energy Corporation	Murphy Oil Corporation
ConocoPhillips Company	EOG Resources, Inc.	Occidental Petroleum Corporation
Continental Resources, Inc.	EQT Corporation	Pioneer Natural Resources Co.
Coterra Energy Inc.	Marathon Oil Corporation	
+ S&P 500 Total Return Index		

As discussed above, we generally target total direct compensation (salary, annual incentive and long-term incentives) within a competitive range of market median. Overall, our review found that target total direct compensation of our NEOs was aligned with our executive compensation philosophy.

Process for Determining Compensation and Role of Compensation Consultants

The committee has exclusive authority for approving the compensation of the CEO and the other NEOs. Human resources management, acting under the supervision of the CEO, develops compensation recommendations for all officers and employees, including the NEOs, in accordance with the compensation philosophy and policies more fully described elsewhere in this CD&A.

To assist in its review of the compensation recommendations, the committee directly engaged the firm Semler Brossy Consulting Group LLC ("Semler Brossy") as its independent compensation consultant. Semler Brossy reported exclusively to the committee, which has sole authority to engage, dismiss and approve the terms of engagement of its consultant. During 2021, Semler Brossy did not provide any additional services to the company. The committee assessed the independence of Semler Brossy pursuant to SEC and NYSE rules, and concluded that no conflict of interest concerns exist.

The compensation consultant's principal responsibility is to advise the committee on compensation recommendations for the NEOs, as well as on general matters relating to executive compensation strategy and programs. The CEO meets with the committee and the compensation consultant to discuss performance objectives and review compensation recommendations for executive officers directly reporting to him, including the other NEOs. Thereafter, the committee meets privately with the independent compensation consultant to review the compensation recommendations. Final decisions on compensation for the NEOs are made solely by the committee.

Additional Information

Other Benefits. We have adopted certain broad-based employee benefit plans in which executive officers are permitted to participate on the same terms as other eligible employees of the company, subject to applicable limits imposed on contributions and benefits under applicable law. Our objective is that the value of these benefits be competitive with what is offered by companies in our peer group. In addition to group life insurance and health and welfare plans, we have a savings plan under which participants can elect to invest (subject to contribution limits imposed by law) up to 50% of pre-tax or after-tax salary in a variety of funds, one of which invests in our common stock, and the company provides matching contributions up to approximately 6% of pre-tax salary for each participant, which are invested at the discretion of the participant.

Pension Benefits. As explained elsewhere in this proxy statement, all of our employees hired prior to January 1, 2017 are eligible for both a qualified defined benefit pension plan and a non-qualified supplemental plan (the

 

restoration plan referred to in the Pension Benefits table) that provides only the benefits that would otherwise be paid to participants under the qualified pension plan but for limitations imposed by the Internal Revenue Code (the "Code"). On January 1, 2017, we closed the existing final average pay formula pension plan to new employees and introduced a cash balance pension plan for new hires which has a restoration component. Employees are eligible to participate in our pension plans after one year of service and vest in the final average pay retirement benefit after five years of service. The vesting requirement for the cash balance plan is three years. All of our NEOs are participants in the final average pay formula pension plan. While benefits from the qualified final average pay formula pension plan are payable as monthly annuities beginning at retirement, benefits from the restoration plan are payable in a single lump sum at first retirement eligibility, but no earlier than six months following termination of employment. The value of the lump sum payment is determined by the benefit formula and various assumptions, including the interest rate which is used to determine the equivalent present value of the amount that would be payable monthly if the restoration plan paid annuities. Benefits from the cash balance pension plan are payable as a lump sum or annuity, per the employee's election.

Prior to 2010, the committee granted additional years of credited service under our pension restoration plan to Messrs. Hill and Rielly as part of the compensation packages necessary to recruit them. In 2009, the committee gave Mr. Hill credit for ten years of service with his prior employer, upon completion of five years of service with the company. Mr. Hill worked for over 25 years with Royal Dutch Shell plc and its affiliates, most recently in senior executive positions. This agreement was intended to compensate Mr. Hill for the difference between the pension benefits he would have received from his prior employer had he retired from his prior employment at age 60 and the pension benefits he would have received, absent such credited service, under the company's pension plans for his retirement at the same age. The additional years of service for Mr. Rielly are equal to his service with his prior employer, and his supplemental benefits are offset by his pension benefits from his prior employer. Mr. Rielly had more than 16 years of experience with Ernst & Young LLP. He had a successful career at his prior employer and would have continued to accrue years of service under the pension plan of his prior employer. Again, the committee believed that an award of credited service was necessary to compensate this executive for the loss of pension benefits and to induce him to join the company.

Perquisites. The company did not provide perquisites or personal benefits valued at $10,000 or more to any of our NEOs in 2021. While we from time to time offer a very limited amount of perquisites and other personal benefits to our NEOs, perquisites are not a material part of our compensation program. The committee periodically reviews the levels of perquisites and other personal benefits provided to our NEOs.

Management Stock Ownership Guidelines. In order to further align the interests of senior management and stockholders, we maintain stock ownership guidelines for corporate officers. The guidelines provide that each corporate officer should attain a specified level of ownership of shares of the company's common stock equal in value to a multiple of their base salary within five years of the later of the date of adoption of the guidelines and the officer's first election to his or her role.

Role	Requirement (multiple of base salary)
Chief Executive Officer	6x
Chief Operating Officer	4x
Executive and Senior Vice Presidents	3x
Vice Presidents	1x

Our NEOs maintain significant ownership in Hess stock. Mr. Hess, our CEO, beneficially owns approximately 9.53% of our outstanding shares, and the other NEOs, on average, own approximately twenty-one times base salary. This reflects significant alignment of interests between our NEOs and our stockholders. Currently, shares owned outright by an executive, restricted stock and stock held in an executive's savings plan account are counted for purposes of determining stock ownership levels. Stock options and unvested performance share units are not counted.

Anti-hedging and Anti-pledging Policies. Under our hedging policy, we prohibit directors and all employees (including executive officers) from trading in derivative or other instruments in order to hedge the economic risks of

holding the company's stock received as long-term equity incentive awards under our compensation programs. Our hedging policy does not allow any type of hedge strategy that involves creating downside protection, or that will generate an offsetting gain, in the event of a decline in the value of our stock including, but not limited to, transactions involving purchasing put or selling call options, collars or forward sales contracts. However, derivative strategies that only increase downside risk and upside gains are permitted. Employees may not hedge movements in company stock held in our employee's savings plan, issued stock or stock options they own even if they are fully vested. The purpose of our hedging policy is to align the interests, including the economic risk of ownership, of directors, employees and stockholders. In addition, we do not permit our executives to pledge shares of company stock in which they have a financial interest.

Recoupment ("Clawback") Policy. In the event that the company is required to prepare an accounting restatement due to the material noncompliance of the company with any financial reporting requirement under U.S. securities laws, the company has the right to recover from any current or former executive officer (not only NEOs) of the company who received incentive-based compensation (including stock options awarded as compensation) during the three-year period preceding the date on which the company is required to prepare an accounting restatement, based on the erroneous data, in excess of what would have been paid to the executive officer under the accounting restatement. The committee has full authority and discretion to administer this policy and all determinations of the committee are final and binding. This policy operates in addition to any compensation recoupment provided for by law or by the company's long-term incentive plans. Once final rules are effective regarding clawback requirements under the Dodd-Frank Act, the company intends to review its compensation recoupment policy and, if necessary, amend such policy to comply with the new mandates.

In addition, in the event of misconduct by an employee that results in material noncompliance with financial reporting requirements, we reserve the right to take all appropriate action to remedy the misconduct, discipline such officer or employee and prevent its recurrence, including (i) termination of employment of such officer or employee and forfeiture of outstanding equity awards, (ii) commencing an action for breach of fiduciary duty and/or (iii) seeking reimbursement of any compensation paid in excess of that which would have been paid in the absence of such noncompliance, either by legal action or by offsetting other amounts owed by the company to such officer or employee to the extent permissible.

Change-in-Control Agreements. As explained in greater detail elsewhere in this proxy statement, we have change-in-control agreements with certain executives, including our NEOs, that provide for a lump sum cash payment equal to a multiple of the executive's compensation, as well as other benefits, if (1) there is a change in control, as defined in the agreements, and (2) the executive is actually or constructively terminated within 24 months following a change in control ("double-trigger"). We believe these agreements are necessary to remain competitive with the overall compensation packages afforded by companies in our peer group. We also believe these agreements work to provide security to our executives, many of whom would have key roles in negotiating and implementing a potential change-in-control transaction, and further align their interests with the best long-term interests of stockholders. In 2010, the committee decided to eliminate "golden parachute" excise tax gross-up provisions from any such agreements entered into in the future. As a result, our change-in-control agreement with Ms. Lowery-Yilmaz, which was entered into during 2015, does not contain a tax gross up provision.

Tax Deductibility of Compensation. Section 162(m) of the Internal Revenue Code places a limit of $1 million per year on the amount of compensation paid to certain of our executive officers that the company may deduct from our federal income tax return for any single taxable year. Following enactment of the Tax Cuts and Jobs Act of 2017, we generally expect that compensation paid to our CEO, CFO and other applicable covered employees in excess of $1 million will not be deductible, subject to a transition rule for compensation provided pursuant to a binding written contract in effect as of November 2, 2017 that is not materially modified after such date. To the extent applicable to our existing plans and previously granted awards, the company may avail itself of this transition rule. However, because of uncertainties as to the application and interpretation of the transition rule, no assurances can be given at this time that our existing plans and previously granted awards, even if in place on November 2, 2017, will meet the requirements of the transition rule. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals in the best interest of the company, the committee does not limit its actions with respect to executive compensation to preserve deductibility under Section 162(m) if the committee determines that doing so is in the best interests of the company.

 

Accounting Implications. In designing our compensation and benefit programs, the committee reviews and considers the accounting implications of its decisions, including the accounting treatment of amounts awarded or paid to executives.

Compensation Committee Report

The committee has reviewed and discussed this Compensation Discussion and Analysis with management, and based on this review and discussion, the committee recommended to the board of directors that this Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the 2021 annual report on Form 10-K.

Compensation and Management Development Committee Members:

Marc S. Lipschultz, Chair
Terrence J. Checki
David McManus
James H. Quigley

Compensation Committee Interlocks and Insider Participation

None of the current members of the compensation and management committee (whose names appear under "Compensation Committee Report") is, or has ever been, an officer or employee of the company or any of its subsidiaries. In addition, during the last fiscal year, no executive officer of the company served as a member of the board of directors or the compensation committee of any other entity that has one or more executive officers serving on our board of directors or our compensation and management committee.

Summary Compensation Table

The following table sets forth information regarding compensation paid to or accrued for the last three fiscal years to the CEO, the chief financial officer and the three other most highly compensated executive officers, for services in all capacities to the company and its subsidiaries.

Name & Principal Position (a)	Year (b)	Salary ($) (c)	Bonus(1) ($) (d)	Stock Awards(2) ($) (e)	Option Awards(3) ($) (f)	Non-Equity Incentive Plan Compensation(1) ($) (g)	Change in Pension Value & Nonqualified Deferred Compensation Earnings(4) ($) (h)	All Other Compensation(5) ($) (i)	Total ($) (j)
Hess, John B. CEO	2021	$1,500,000	—	$5,100,041	$3,400,015	$2,385,000	$ —	$23,142	$12,408,198
	2020	$1,500,000	—	$5,099,983	$3,399,997	$1,125,000	$ —	$22,743	$11,147,723
	2019	$1,500,000	—	$4,499,973	$2,999,996	$3,280,500	$1,190,848	$22,344	$13,493,661
Hill, Gregory P. COO & President E&P	2021	$1,100,000	—	$4,140,014	$1,034,986	$1,515,800	$ 283,637	$23,142	$ 8,097,579
	2020	$1,100,000	—	$4,140,046	$1,035,005	$ 715,000	$2,561,733	$22,743	$ 9,574,527
	2019	$1,100,000	—	$3,780,026	$ 945,005	$2,084,900	$3,710,906	$22,344	$11,643,181
Goodell, Timothy B. EVP & GC	2021	$ 790,000	—	$1,700,037	$ 424,998	$ 779,100	$ 271,819	$23,142	$ 3,989,096
	2020	$ 790,000	—	$1,700,017	$ 424,996	$ 367,500	$ 581,116	$22,743	$ 3,886,372
	2019	$ 750,000	—	$1,600,053	$ 400,002	$1,020,600	$ 765,098	$22,344	$ 4,558,097
Rielly, John P. EVP & CFO	2021	$ 810,000	—	$1,760,043	$ 440,006	$ 779,100	$ 801,715	$23,142	$ 4,614,006
	2020	$ 810,000	—	$1,760,033	$ 439,997	$ 367,500	$2,247,800	$22,743	$ 5,648,073
	2019	$ 775,000	—	$1,600,053	$ 400,002	$1,020,600	$3,182,625	$22,344	$ 7,000,624
Lowery-Yilmaz, Barbara SVP & Chief Exploration Officer(6)	2021	$ 675,000	—	$1,240,021	$ 310,006	$ 429,300	$ 235,855	$23,142	$ 2,913,324
	2020	$ 675,000	—	$1,640,001	$ 409,995	$ 202,500	$ 535,727	$22,743	$ 3,485,966

(1) The amounts shown in column (d) represent the discretionary component of the Annual Incentive Plan ("AIP"), reflecting individual performance. No discretionary adjustments were made in 2021. See "Assessment of Individual Performance" in the CD&A. The amounts shown in column (g) represent the components of the AIP relating to the attainment of enterprise performance metrics, paid to the NEOs, as discussed more fully under "2021 Enterprise Performance Metrics" in the CD&A.

(2) Represents the aggregate grant date fair value of PSUs and restricted stock computed in accordance with ASC 718. A discussion of the valuation assumptions is in Note 14, Share-based Compensation, to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2021.

(3) Represents the aggregate grant date fair value for stock options computed in accordance with ASC 718. A discussion of the valuation assumptions is in Note 14, Share-based Compensation, to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2021.

(4) As described in the CD&A, Hess offers pension benefits to all U.S. employees consisting of the Employee's Pension Plan ("EPP") and the Pension Restoration Plan ("PRP"). There were no changes to either the EPP or PRP during 2021. In general, the value of the unreduced early retirement benefits decreases with age due to the decrease in life expectancy. The Pension Value for Mr. Hess decreased by $2,262,237 in 2021 and by $210,301 in 2020, primarily due to a decrease in his annual bonus average and an increase in the assumed discount rate used to value lump sums under the PRP due to the fact that Mr. Hess has met the age and service requirements for unreduced early retirement benefits and remained in employment.

(5) Represents matching contributions by the company credited to the NEOs under the company's employees' savings plan.

(6) Ms. Lowery-Yilmaz became a NEO in 2020 and, in accordance with SEC rules, only compensation information for 2020 and 2021 is provided in the Summary Compensation Table. Her 2020 stock and option awards include an aggregate $500,000 award in excess of target levels in connection with her promotion to chief exploration officer in 2020.

 

Grants of Plan-Based Awards

On March 2, 2021, the committee established target bonuses and approved awards of performance shares, stock options and restricted stock to the NEOs. The following table sets forth information concerning potential payouts under the AIP and for performance share awards made under our long-term incentive plan for 2021 and individual grants of restricted stock and stock options made under our long-term incentive plan for 2021 to each of the NEOs:

Name (a)	Award Type (b)	Grant Date (c)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($) (d)	Target ($) (e)	Maximum ($) (f)	Estimated Future Payouts Under Equity Incentive Plan Awards(2) Threshold (#) (g)	Target (#) (h)	Maximum (#) (i)	All Other Stock Awards: Number of Shares of Stock or Units (#) (j)	All Other Option Awards: Number of Securities Underlying Options (#) (k)	Exercise Price of Option Awards ($ / Sh) (l)	Grant Date Fair Value of Stock & Option Awards(3)($) (m)
Hess, John B.	Performance Shares	06-Mar-21				29,412	58,824	117,648				$5,100,041
	Stock Options	06-Mar-21								114,633	75.04	$3,400,015
	AIP		1,125,000	2,250,000	3,937,500							
Hill, Gregory P.	Performance Shares	06-Mar-21				17,907	35,813	71,626				$3,104,987
	Restricted Stock	06-Mar-21							13,793			$1,035,027
	Stock Options	06-Mar-21								34,895	75.04	$1,034,986
	AIP		715,000	1,430,000	2,502,500							
Goodell, Timothy B.	Performance Shares	06-Mar-21				7,353	14,706	29,412				$1,275,010
	Restricted Stock	06-Mar-21							5,664			$ 425,027
	Stock Options	06-Mar-21								14,329	75.04	$ 424,998
	AIP		367,500	735,000	1,286,250							
Rielly, John P.	Performance Shares	06-Mar-21				7,613	15,225	30,450				$1,320,008
	Restricted Stock	06-Mar-21							5,864			$ 440,035
	Stock Options	06-Mar-21								14,835	75.04	$ 440,006
	AIP		367,500	735,000	1,286,250							
Lowery-Yilmaz, Barbara	Performance Shares	06-Mar-21				5,364	10,727	21,454				$ 930,031
	Restricted Stock	06-Mar-21							4,131			$ 309,990
	Stock Options	06-Mar-21								10,452	75.04	$ 310,006
	AIP		202,500	405,000	708,750							

(1) The amount shown in columns (d), (e) and (f) above represent the threshold, target and maximum payouts for the components of the 2021 AIP relating to the attainment of enterprise performance metrics. "Threshold" represents the lowest payout if the threshold level of performance is achieved for every performance metric. "Maximum" represents a payout at 175% of target. The actual amounts paid for 2021 relating to these components are shown in column (g) of the Summary Compensation Table.

(2) Relates to PSU awards issued under the Hess Corporation 2017 Long-Term Incentive Plan. Actual payout of shares earned will range from 0% to 200% of the units granted based on the relative performance of the company's TSR over the three-year performance period ending December 31, 2023, compared with that of the company's peer group described on pages 33-34 and payouts, if any, will occur following the committee's certification of performance results in 2024 upon the completion of the three-year performance period. "Target" is the number of PSUs awarded in 2021. "Threshold" represents the lowest possible payout if a payout is made (50% of the units granted).

(3) The grant date fair value of restricted stock awards is determined by multiplying the number of shares of stock awarded as shown in column (j) by the closing price of the company's common stock on the date of grant. A discussion of the valuation assumptions is in Note 14, Share-based Compensation, to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2021. The grant date fair value of PSUs granted is determined by multiplying the number of units granted as shown in column (h) by the fair value of the award as determined by a Monte Carlo valuation model ($86.70). The grant date fair value of Stock Options granted is determined by multiplying the number of options granted by the Black-Scholes Value. A discussion of the valuation assumptions is in Note 14, Share-based Compensation, to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2021.

Equity awards under our long-term incentive plans are discussed in the "Compensation Discussion and Analysis" under the heading "LTI Program Structure." Non-equity incentive plan awards are discussed in the "Compensation Discussion and Analysis" under the heading "Annual Incentive Plan."

Outstanding Equity Awards at Fiscal Year End

The following table shows outstanding equity awards held by the NEOs at the end of the last fiscal year.

| | | | | | Stock Awards | | | |
| | Option Awards | | | | Restricted Stock | | Performance Share Units | |
Name (a)	Number of Securities Underlying Unexercised Options Exercisable (#) (b)	Number of Securities Underlying Unexercised Options Unexercisable (#)(4) (c)	Option Exercise Price ($) (d)	Option Expiration Date (e)	Number of Shares or Units of Stock That Have Not Vested (#)(9) (f)	Market Value of Shares or Units of Stock That Have Not Vested ($)(9) (g)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(15) (h)	Market Value of Shares or Units of Stock That Have Not Vested ($)(16) (i)
Hess, John B.	73,885	—	$80.35	04-Mar-24			199,410(10)	$14,762,285
	90,476	—	$74.49	03-Mar-25				
	110,619	55,310(1)	$56.74	06-Mar-29				
	79,254	158,508(2)	$49.72	06-Mar-30				
	—	114,633(3)	$75.04	06-Mar-31				
Hill, Gregory P.	41,028	—	$80.35	04-Mar-24	33,223(5)	$2,459,499	124,078(11)	$ 9,185,457
	45,000	—	$74.49	03-Mar-25				
	9	—	$48.48	06-Mar-28				
	—	17,423(1)	$56.74	06-Mar-29				
	—	48,252(2)	$49.72	06-Mar-30				
	—	34,895(3)	$75.04	06-Mar-31				
Goodell, Timothy B.	17,385	—	$80.35	04-Mar-24	13,713(6)	$1,015,173	51,956(12)	$ 3,846,303
	19,048	—	$74.49	03-Mar-25				
	14,749	7,375(1)	$56.74	06-Mar-29				
	9,906	19,814(2)	$49.72	06-Mar-30				
	—	14,329(3)	$75.04	06-Mar-31				
Rielly, John P.	17,385	—	$80.35	04-Mar-24	14,114(7)	$1,044,859	52,603(13)	$ 3,894,163
	19,048	—	$74.49	03-Mar-25				
	14,749	7,375(1)	$56.74	06-Mar-29				
	10,256	20,513(2)	$49.72	06-Mar-30				
	—	14,835(3)	$75.04	06-Mar-31				
Lowery-Yilmaz, Barbara	14,762	—	$74.49	03-Mar-25	11,451(8)	$ 847,718	42,010(14)	$ 3,109,963
	18,756	—	$44.31	01-Mar-26				
	21,365	—	$51.03	06-Mar-27				
	22,644	—	$48.48	06-Mar-28				
	11,430	5,716(1)	$56.74	06-Mar-29				
	9,557	19,114(2)	$49.72	06-Mar-30				
	—	10,452(3)	$75.04	06-Mar-31				

(1) Options vest in equal installments annually over a three-year period from the date of grant of March 6, 2019 if the NEO continues to be employed.

(2) Options vest in equal installments annually over a three-year period from the date of grant of March 6, 2020 if the NEO continues to be employed.

(3) Options vest in equal installments annually over a three-year period from the date of grant of March 6, 2021 if the NEO continues to be employed.

(4) Options may become exercisable earlier in full upon death, disability, normal retirement or a change in control. At the discretion of the committee, upon early retirement of an awardee, options not then exercisable may become exercisable in proportion to the calendar days elapsed in the vesting period up to the early retirement date. The options remain exercisable until the tenth anniversary of the date of grant, except in cases of termination of employment for reasons other than death, disability, normal retirement or early retirement, in which case options remain exercisable only for specified periods. If a grantee's employment terminates (other than by reason of death, disability or retirement) before these options become exercisable, they will be forfeited.

(5) Shares of restricted stock vest provided the NEO continues to be employed as follows: 17,089 on March 6, 2022, 11,537 on March 6, 2023, and 4,598 on March 6, 2024.

 

(6) Shares of restricted stock vest provided the NEO continues to be employed as follows: 7,087 on March 6, 2022, 4,738 on March 6, 2023, and 1,888 on March 6, 2024.

(7) Shares of restricted stock vest provided the NEO continues to be employed as follows: 7,255 on March 6, 2022, 4,905 on March 6, 2023, and 1,955 on March 6, 2024.

(8) Shares of restricted stock vest provided the NEO continues to be employed as follows: 5,948 on March 6, 2022, 4,126 on March 6, 2023, and 1,377 on March 6, 2024.

(9) Shares of restricted stock may vest earlier in full upon normal retirement, death, permanent total disability or a change in control, with proportional vesting at the discretion of the committee in the case of early retirement. The amount listed in column (g) represents the product of the closing market price of the company's stock as of December 31, 2021 ($74.03) multiplied by the number of shares of stock subject to the award.

(10) Number of shares shown in the table is based on achieving maximum performance goals for PSUs granted in 2019 (126,138 shares), and threshold performance goals for PSUs granted in 2020 (43,860 shares) and 2021 (29,412 shares). Actual payout of shares earned will range from 0% to 200% of the units granted and will occur following the three-year performance periods ending December 31, 2021, December 31, 2022 and December 31, 2023 for the 2019, 2020 and 2021 grants respectively. In February 2022, the committee certified payout of the 2019 PSUs at 175%.

(11) Number of shares shown in the table is based on achieving maximum performance goals for PSUs granted in 2019 (79,468 shares), and threshold performance goals for PSUs granted in 2020 (26,703 shares) and 2021 (17,907 shares). Actual payout of shares earned will range from 0% to 200% of the units granted and will occur following the three-year performance periods ending December 31, 2021, December 31, 2022 and December 31, 2023 for the 2019, 2020 and 2021 grants respectively. In February 2022, the committee certified payout of the 2019 PSUs at 175%.

(12) Number of shares shown in the table is based on achieving maximum performance goals for PSUs granted in 2019 (33,638 shares), and threshold performance goals for PSUs granted in 2020 (10,965 shares) and 2021 (7,353 shares). Actual payout of shares earned will range from 0% to 200% of the units granted and will occur following the three-year performance periods ending December 31, 2021, December 31, 2022 and December 31, 2023 for the 2019, 2020 and 2021 grants respectively. In February 2022, the committee certified payout of the 2019 PSUs at 175%.

(13) Number of shares shown in the table is based on achieving maximum performance goals for PSUs granted in 2019 (33,638 shares), and threshold performance goals for PSUs granted in 2020 (11,352 shares) and 2021 (7,613 shares). Actual payout of shares earned will range from 0% to 200% of the units granted and will occur following the three-year performance periods ending December 31, 2021, December 31, 2022 and December 31, 2023 for the 2019, 2020 and 2021 grants respectively. In February 2022, the committee certified payout of the 2019 PSUs at 175%.

(14) Number of shares shown in the table is based on achieving maximum performance goals for PSUs granted in 2019 (26,068 shares), and threshold performance goals for PSUs granted in 2020 (10,578 shares) and 2021 (5,364 shares). Actual payout of shares earned will range from 0% to 200% of the units granted and will occur following the three-year performance periods ending December 31, 2021, December 31, 2022 and December 31, 2023 for the 2019, 2020 and 2021 grants respectively. In February 2022, the committee certified payout of the 2019 PSUs at 175%.

(15) PSUs may vest earlier upon termination or a change in control as described under "Potential Payments upon Termination or Change in Control" beginning on page 44.

(16) Value of PSUs reflects maximum performance level for PSUs granted in 2019 and threshold performance level for PSUs granted in 2020 and 2021 based on the closing price of $74.03 on December 31, 2021 as required by the SEC disclosure rules. Actual performance attained as of December 31, 2021 was 175% for PSUs granted in 2019, below threshold performance for the truncated performance period for PSUs granted in 2020, and at threshold for the truncated performance period for PSUs granted in 2021. Actual payments at vesting of the PSU grants could be different based on final performance results. The performance period for the 2019 grants concluded on December 31, 2021, but the award remained unearned and unvested, subject to the committee's certification of performance results. In February 2022, the committee certified payout on the 2019 PSUs at 175%.

Option Exercises and Stock Vested

The following table sets forth information as to the NEOs regarding the exercise of stock options and the vesting of restricted stock and performance share units under the long-term incentive plan during the last fiscal year:

| | Option Awards | | Stock Awards | | | |
| | | | Restricted Stock | | Performance Share Units | |
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)(1)	Number of Shares Acquired on Vesting (#) (f)	Value Realized on Vesting ($) (g)(2)
Hess, John B.	609,858	$19,525,762	—	—	150,880	$8,219,942
Hill, Gregory P.	200,207	$ 5,935,140	18,989	$1,401,008	95,054	$5,178,542
Goodell, Timothy B.	86,794	$ 2,900,528	7,950	$ 586,551	40,234	$2,191,948
Rielly, John P.	86,794	$ 2,804,987	8,051	$ 594,003	40,234	$2,191,948
Lowery-Yilmaz, Barbara	—	—	6,701	$ 494,400	31,182	$1,698,795

(1) Represents the aggregate dollar amount realized upon vesting computed by multiplying the number of shares of stock that vested on March 6, 2021 by the closing market value price on the next business day, March 8, 2021, of $73.78.

(2) Represents the aggregate dollar amount realized upon vesting computed by multiplying the number of PSUs granted in 2018 that vested upon the committee's certification of performance results in early 2021 by the payout multiple of 200% and by the closing market value of the underlying shares of $54.48 on February 2, 2021.

Pension Benefits

The following table sets forth information as to the NEOs regarding payments or other benefits at, following or in connection with retirement:

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Hess, John B.	Employees' Pension Plan	44.58	$ 2,487,780	—
	Restoration Plan	44.58	$46,274,826	—
Hill, Gregory P.	Employees' Pension Plan	13.00	$ 892,323	—
	Restoration Plan	23.00(1)	$19,114,219	—
Goodell, Timothy B.	Employees' Pension Plan	13.00	$ 791,993	—
	Restoration Plan	13.00	$ 4,752,587	—
Rielly, John P.	Employees' Pension Plan	20.75	$ 1,421,392	—
	Restoration Plan	37.25(2)	$16,575,068	—
Lowery-Yilmaz, Barbara	Employees' Pension Plan	7.50	$ 473,052	—
	Restoration Plan	7.50	$ 1,582,780	—

(1) Credited years of service includes 10 years for service with prior employer. Additional years of credited service result in an increase of $8,701,517 under the restoration plan.

(2) Credited years of service include 16.5 years for service with prior employer. Benefits shown are net amounts offset by amounts due from prior employer of $18,060 per year. Additional years of credited service result in an increase of $7,827,377 under the restoration plan.

We maintain an employees' pension plan, a qualified defined benefit plan under the Code, and a non-qualified supplemental plan, called the pension restoration plan, that provides benefits that would otherwise be payable to participants under the employees' pension plan but for limitations imposed by the Code, with certain modifications discussed below. On January 1, 2017, we closed the existing final average pay formula pension plan to new employees and introduced a cash balance pension plan for new hires, which has a restoration component as well. Employees participate after one year of service in the employees' pension plans and vest in the final average pay retirement benefit after five years of service, though the vesting requirement for the cash balance plan is three years.

 

All of our NEOs are in the final average pay formula pension plan. Annual retirement benefits for a participant at normal retirement age are determined by multiplying 1.6% of the participant's final average compensation by his or her years of service and are then reduced by an offset for social security benefits. Under the employees' pension plan, final average compensation is the average of any three years of highest annual compensation (consisting of salary and cash bonus as shown in columns (c), (d) and (g) of the Summary Compensation Table) paid to the participant during the ten years immediately preceding his or her retirement date. Under the restoration plan, final average compensation is the average of any three years of highest annual salary (as shown in column (c) of the Summary Compensation Table) plus the average of any three years of highest cash bonus (as shown in columns (d) and (g) of the Summary Compensation Table) paid to the participant during the ten years immediately preceding his or her retirement date.

Normal retirement under the plans means retirement at age 65, but a participant retiring from active service is entitled to an unreduced benefit at age 60. A participant may elect early retirement if the participant is at least 55 years old and has ten years of service. All of our NEOs, except Ms. Lowery-Yilmaz, are eligible for early retirement under the employees' pension plan and restoration plan as of December 31, 2021. The company awarded credit service for prior employment under the restoration plan for Messrs. Hill and Rielly for the reasons discussed in "Compensation Discussion and Analysis." Under both plans, retirement benefits paid upon early retirement from active service at the age of 55 are reduced by 25% of the retirement benefit otherwise payable, with proportionately lower reductions for early retirement between ages 55 and 60. Early retirement reductions are greater if employment terminates prior to age 55. Retirement benefits under the employees' pension plan are payable as a straight life annuity or in other forms of annuities actuarially equivalent to a straight life annuity. Retirement benefits under the restoration plan for employees with at least 10 years of service are payable as a lump sum six months after retirement. For employees with fewer than 10 years of service, retirement benefits are payable on the date the employee attains age 65. A participant's right to payment under the restoration plan constitutes a general unsecured claim against the company.

The valuation method and material assumptions used in quantifying the present value of the accumulated benefit shown in the table are explained in Note 9, Retirement Plans, to our consolidated financial statements in our annual report on Form 10-K for the year ended December 31, 2021. Retirement benefits payable to Mr. Rielly under the restoration plan are offset by retirement benefits payable by his former employer.

Nonqualified Deferred Compensation

We maintain a deferred compensation plan for certain highly-paid employees selected by us as eligible to participate under which a participant may elect in advance of any year to defer payment of up to 50% of salary and 100% of cash bonus payable for that year to a date no earlier than three years from the date of election, except that payments may be made earlier in the case of termination, death, disability, retirement or a change in control. Amounts deferred are deemed invested in investment vehicles identical to those offered under our qualified employees' savings plan as the participant elects, except that the deferred compensation plan does not offer a fund for investing in the company's stock, and earnings thereon are payable together with the deferred compensation. Payments may be made in a lump sum or in annual installments over a five year period, as the participant elects. The right of any participant to receive a payment constitutes a general unsecured claim against the company. None of our NEOs participate in the deferred compensation plan.

Employment Agreements and Termination Agreements

We have no employment agreements with our NEOs other than agreements relating to credited service discussed under "Pension Benefits" and change-in-control agreements discussed under "Potential Payments upon Termination or Change in Control," the initial terms of employment described below for Mr. Hill.

Under the terms of employment negotiated with Mr. Hill upon joining the company in 2009, the company agreed that if the company terminates Mr. Hill's employment without cause, he will be entitled to severance benefits equal to two times his annual base salary and target bonus for the year in which the termination occurs. The company also agreed to award credited service to Mr. Hill under the company's pension restoration plan for the reasons described in the CD&A, provided Mr. Hill remained employed by the company for five years.

Potential Payments upon Termination or Change in Control

Termination

In the event any of the NEOs' employment terminated at the end of the last fiscal year, the officer would be entitled to the officer's accumulated retirement benefits in accordance with the provisions of our retirement plans as described under "Pension Benefits" on pages 42-43. Retirement benefits under the employees' pension plan are payable only in the form of an annuity. Retirement benefits under the restoration plan are payable only in the form of a lump sum.

In addition, in the case of our NEOs who were eligible for early retirement under the employees' pension plan on December 31, 2021, a pro rata portion of their unvested equity awards based on actual performance would become vested at the discretion of the committee (or with respect to PSUs, without requiring the consent of the committee) based on the number of calendar days elapsed in the applicable vesting period and they would be entitled to exercise all vested stock options until the option expiration date shown in the "Outstanding Equity Awards at Fiscal Year End" table on page 40.

If any of the NEOs' employment terminated due to death or disability on December 31, 2021 (i) stock options in the "Option Awards—Unexercisable" column of the "Outstanding Equity Awards at Fiscal Year End" table would have become fully exercisable, (ii) all stock options in the "Option Awards" columns of that table would remain exercisable until the option expiration date shown in the table, (iii) all restricted stock awards listed in that table would have become fully vested and (iv) PSUs would vest and be paid, to the extent earned, at the end of the applicable performance period. See that table for the market value of the unvested shares of restricted stock at the end of the last fiscal year.

In the event the company had terminated the employment of Mr. Hill without cause on December 31, 2021, Mr. Hill would have been entitled to receive a cash severance payment of $5,060,000. In addition, a pro rata portion of PSUs would vest and be paid, to the extent earned, at the end of the performance period.

Change in Control

Equity Awards Under the 2008 LTIP. In the event of a change in control of the company, pursuant to the Amended and Restated 2008 Long-Term Incentive Plan, unexercisable stock options and unvested shares of restricted stock awarded to the NEOs will not vest solely by reason of the change in control. However, upon the occurrence of a change in control, the committee has discretion to deem all applicable performance goals fully achieved and all awards fully vested, but the committee has no current intention to exercise such discretion. In addition, except as otherwise provided in any applicable award agreement, if the surviving or successor corporation to the company, or any other corporate party to the change-in-control transaction, does not assume, or substitute equivalent awards for, options or other awards outstanding under the plan, or in the event of a liquidation of the company, or if the employment of a holder of an outstanding option or award is terminated involuntarily without "cause" or by the holder for "good reason" (as those terms are defined in the Amended and Restated 2008 Long-Term Incentive Plan) then, in general: (1) any applicable target performance goals will be deemed fully achieved and those awards and restricted stock will be fully earned and vested; (2) affected options and other awards will become fully exercisable and vested; and (3) all restrictions, deferral limitations and forfeiture conditions applicable to affected awards will lapse and those awards will be deemed fully vested. In the event of a change in control, PSUs will be paid out with respect to a pro-rated portion of PSUs awarded representing the number of days lapsed in the performance cycle through the date immediately prior to the change in control based on the company's TSR and TSR ranking through such date and will be paid at target with respect to a pro-rata portion of the PSUs representing the number of days lapsed from the change in control through the end of the performance cycle. Such amount is payable only if the NEO remains employed until the end of the three-year performance period or, if within 24 months following a change in control, the employment of the NEO is terminated by the NEO for good reason, by the company without cause, on account of death or permanent total disability or retirement under the pension plan after five years of service. See the "Outstanding Equity Awards at Fiscal Year End" table on page 40 for the number of unexercisable options and unvested shares of restricted stock held by each NEO at the end of the last fiscal year. The NEOs would also be able to exercise the stock options shown in the "Option Awards—Exercisable" column of that table.

For purposes of the incentive plan, "change in control" means (i) acquisition by a person or group of 20% or more of the company's common stock or voting securities, (ii) the persons serving as directors of the company as of the effective date of the Amended and Restated 2008 Long-Term Incentive Plan, and those replacements or additions

 

subsequently approved by a majority vote of the board, ceasing to make up at least a majority of the board; (iii) consummation of a reorganization, merger or consolidation in which the owners of the company's common stock and voting securities immediately prior to the transaction do not own more than 51%, respectively, of the common stock and voting securities of the surviving entity, or (iv) consummation of a liquidation, dissolution or sale of all or substantially all of the company's assets in which the owners of the company's common stock and voting securities immediately prior to the transaction do not own more than 51%, respectively, of the common stock and voting securities of the surviving entity.

Equity Awards Under the 2017 LTIP.   The 2017 Incentive Plan provides for potential acceleration of vesting or exercisability of awards, and other potential changes to awards, upon the occurrence of a change in control. A change in control will generally be deemed to occur in the following circumstances:

- the acquisition of 20% or more of the outstanding voting stock of the company by any person or entity, other than acquisitions by Hess family members or Hess family-related entities;

- the persons serving as directors of the company as of the effective date of the 2017 Incentive Plan, and those replacements or additions subsequently approved by a majority vote of the board, ceasing to make up at least a majority of the board;

- consummation of a merger, consolidation or reorganization in which the stockholders of the company prior to the merger own 51% or less of the surviving corporation; or

- consummation of a complete liquidation or dissolution of the company or sale of all or substantially all of the assets of the company, other than to a corporation more than 51% of which is owned after such sale by stockholders of the company prior to the sale.

Under the 2017 Incentive Plan, unless otherwise determined by the committee (or unless otherwise set forth in a change-in-control, employment or similar agreement or an award agreement), if a participant's employment is terminated without cause or on account of good reason within 2 years following a change in control, each award will become fully vested. Unless otherwise set forth in a change-in-control, employment or similar agreement or an award agreement, the committee, in its discretion, may provide that performance-based awards shall be (x) considered to be earned and payable based on achievement of performance goals or based on target performance (either in full or pro rata based on the portion of performance period completed as of the date of the change in control) or (y) converted into time-vesting restricted stock or restricted stock unit awards). In the event of a change in control, unless otherwise set forth in an employment, change-in-control or similar agreement or an award agreement, the committee may in its sole discretion provide: (i) for the cancelation of such awards for fair value; (ii) for the assumption or replacement of awards; (iii) for a period of at least 20 days prior to the change in control to exercise options or SARs whether vested or unvested or (iv) that any shares of restricted stock become fully vested.

Severance Payments.   The company has entered into change-in-control termination benefit agreements with the NEOs and certain other officers of the company. These agreements provide for "double-trigger" lump sum cash payments equal to a multiple of an executive's annual compensation if, within 24 months following a change in control, the employment of the executive is terminated by the executive for good reason or by the company without cause. For these purposes, annual compensation consists of the executive's base pay at the date of his termination or immediately before the change in control, whichever is higher, plus the greater of his or her target bonus for the year in which the change in control occurs or the highest bonus earned in the three fiscal years preceding the change in control. The multiple of annual compensation received is three times for Mr. Hess and two times for Messrs. Hill, Goodell and Rielly and Ms. Lowery-Yilmaz and all other officers with whom such agreements were made.

In addition, the executive is entitled to receive a pro rata portion of his or her target bonus for the fiscal year in which termination occurs, outplacement benefits and continuation of medical, dental and other welfare benefits. The benefits continuation period is 36 months following termination for Mr. Hess and 24 months following termination for Messrs. Hill, Goodell and Rielly and Ms. Lowery-Yilmaz and all other officers with whom such agreements were entered into. The agreements provide for immediate vesting of retirement benefits upon termination, deemed age and service credit in determining retirement benefits for the number of years equal to the severance multiple, and deemed compensation in determining retirement benefits equal to the salary and bonus taken into account in determining the lump sum severance payment. The NEOs, other than Ms. Lowery-Yilmaz, are also entitled to a "gross-up" payment from the company for any excise tax imposed by the Code on "excess parachute payments" resulting from a change in control. However, the compensation and management development committee decided in 2010 to eliminate tax

gross-up provisions in any change-in-control termination benefit agreements to be entered into thereafter. As a result, our change-in-control agreement with Ms. Lowery-Yilmaz, which was entered into during 2015, does not contain a tax gross up provision.

Potential Change-in-Control Payments and Benefits. Set forth below is the total estimated value, assuming that a change in control occurred on December 31, 2021 and the employment of each NEO terminated on that date under circumstances entitling them to severance payments and benefits under the change-in-control termination benefit agreements, as well as the value of their unvested equity awards as of December 31, 2021.

Named Executive Officer	Cash Severance Payment ($)	Stock Options ($)(1)	Restricted Stock ($)	Performance Share Units ($)(2)	Welfare Benefits ($)	Outplacement Benefits ($)	Additional Pension Benefits ($)(3)	Excise Tax Gross-Up ($)	Total ($)
Hess, John B.	15,151,500	4,809,634	—	13,964,310	49,654	30,000	4,234,797	17,856,064	56,095,959
Hill, Gregory P.	6,713,000	1,474,244	2,459,474	8,674,885	33,103	30,000	2,715,962	—	22,100,668
Goodell, Timothy B.	3,789,200	609,170	1,015,149	3,627,340	44,609	30,000	1,207,625	—	10,323,093
Rielly, John P.	3,829,200	626,171	1,044,859	3,678,458	44,609	30,000	2,481,200	4,600,520	16,335,017
Lowery-Yilmaz, Barbara(4)	2,651,800	563,479	847,619	2,872,413	32,646	30,000	812,340	—	7,810,297

(1) Reflects the in-the-money value of unvested stock options on December 31, 2021 that would become vested and exercisable upon a qualifying termination following a change in control.

(2) Upon a change in control, performance share units pay out a pro-rata portion based on the actual performance level to date and the remainder at target. Values of the pro-rata portion of performance share units reflect a 175%, 0% and 50% performance level on December 31, 2021 for 2019, 2020 and 2021 performance awards, respectively. The value was based on the closing price of $74.03 on December 31, 2021 as required by SEC disclosure requirements. Performance attained as of December 31, 2021 was at these levels, but actual payments at vesting could be different based on final performance results.

(3) All of the NEOs would continue to be entitled to his or her accumulated retirement benefits in accordance with the provisions of the employees' pension plan and pension restoration plan described under "Pension Benefits" on page 42. Amounts reflect the value of the incremental benefit of additional years of credited service upon a change in control.

(4) Ms. Lowery-Yilmaz entered into a Change-in-Control Agreement in 2015 with generally the same terms as the other NEOs, except her agreement does not allow for an excise tax gross-up.

The amounts in the table above were calculated: assuming a change in control occurred on December 31, 2021; using the closing price of our common stock on December 31, 2021 (the last trading day of our fiscal year) of $74.03 per share; using the intrinsic value of stock options (i.e., the result of multiplying the number of unvested options by the difference between the December 31, 2021 closing price of our common stock and the exercise price); using a performance factor of 175%, 0% and 50% for outstanding PSUs from 2019, 2020 and 2021, respectively; and for the purpose of determining any potential excise tax gross-up (i) assuming each of the NEOs is subject to the maximum federal and state income tax rates, (ii) using the applicable federal rates for December 2021 to calculate the present values of accelerated payments and (iii) assuming that the five-year period for determining the average total compensation of each NEO (i.e., the base amount under the golden parachute rules) ended on December 31, 2020.

The definition of "change in control" under the termination benefits agreements is substantially similar to the definition of change in control in the incentive plans, except that (i) the change in a majority of board of directors must occur within a 24-month period and (ii) the exception for reorganization, merger, consolidation, liquidation, dissolution and asset sale is 60% rather than 51%.

For purposes of these agreements, "good reason" is defined as a failure to maintain the executive in the office or position held immediately prior to the change in control (or a substantially equivalent position), the removal of the executive as a director if the executive was a director immediately prior to the change in control, a material adverse change in the nature or scope of the executive's authorities, responsibilities or duties, a reduction in base salary or target annual bonus, termination of the ability of the executive to participate in the company's welfare benefit plans or retirement plans as in effect immediately prior to the change in control or a material reduction in the scope or value of those welfare or retirement benefits, a relocation of the executive's principal work location of more than 30 miles from the executive's location immediately prior to the change in control, or an increase in the executive's required business travel of more than 20% (based on days in any calendar quarter or year) than required in any of the three full years immediately prior to the change in control. "Cause" for purposes of these agreements is defined as conviction of a felony, gross and willful misconduct by the executive in performing the executive's duties, or willful and continued failure of the executive to substantially perform the executive's duties after written demand.

CEO Pay Ratio

As of December 31, 2021, we had approximately 1,545 employees, of which 1,400 were located in the United States. Regardless of an employee's role in the organization or their location, the process for determining compensation is the same: local market competitive data is reviewed to set compensation guidelines. Individual compensation decisions are then adjusted to reflect the individual's role and responsibilities as well as his or her experience, education, specialized training and overall performance.

We identified our median employee as of December 31, 2021, which was our measurement date for determining our median employee, by using a two-step process described below. First, we reviewed compensation data reflected in our payroll records for all active full-time and part-time employees consisting of:

- base salary, including overtime pay if applicable,

- compensation received under the annual incentive program, and

- the grant date fair value of long-term incentive grants, if applicable.

Next, we calculated each such employee's total compensation as set forth above on December 31, 2021. For our employees who are not paid in United States dollars, we converted their compensation data using the spot conversion rate on December 31, 2021. These results were then ranked, excluding the Chief Executive Officer, from lowest to highest, and a median sub-group of 11 employees were identified. Once we identified these median employees, we collected additional compensation data for this sub-group in a manner consistent with how our NEOs' compensation is presented in the "Summary Compensation Table," including:

- employer contributions to the company's 401(k) plan,

- change in pension values, and

- company allowances.

The single individual who represented the median of this sub-group was identified and this individual's total annual compensation was then compared to the total annual compensation value reported in the "Summary Compensation Table" for our Chief Executive Officer.

The total annual compensation for the year ended December 31, 2021 was $197,547 for our median employee and $12,408,198 for our Chief Executive Officer. The ratio of our Chief Executive Officer's pay to that of our median employee for 2021 was approximately 63 times.

Compensation and Risk

The company performed a risk assessment to determine whether the amount and composition of compensation for the company's employees and the design of compensation programs may create incentives for excessive risk-taking by its employees. The risk assessment focused on the following areas and the results were reviewed with and approved by the company's chief risk officer:

- assessment of residual risk associated with certain elements and design features of the company's compensation program;

- calculation of approximate exposure values of each business unit by aggregating the value of material risks into a single "at risk" dollar figure ("Exposure");

- assignment of a compensation risk score for major business units to attribute the level of compensation risk arising from potential for risk-taking and compensation mix ("Compensation Risk"); and

- review of higher risk areas by Exposure and Compensation Risk and appropriate mitigation plans.

The risk assessment placed particular emphasis on identifying employees who have both significant compensation risk in the variability of their compensation and also the ability to expose the company to significant business risk. The company concluded that for the substantial majority of its employees, their compensation risk and their ability to take business risks is low, because their compensation consists largely of fixed cash salary and a cash bonus that has a

capped payout, and they do not have the authority to take action on behalf of the company that could expose the company to significant business risks. The company focused on the compensation programs for its senior executives, as these are the employees whose actions may expose the company to significant business risk. The company reviewed the cash and equity incentive programs for these executives and concluded that the following factors tend to mitigate the likelihood of excessive risk-taking:

- the compensation mix for these executives is designed to deliver a substantial portion of compensation in the form of long-term equity awards, and in the case of senior executives, such awards constitute the majority of their compensation;

- payouts on annual cash bonuses are capped, reducing the incentive to take excessive risk for short-term gains;

- LTI awards are made at the discretion of the compensation and management development committee with the goal of creating incentives for these employees to work for growth in the long-term profitability of the company;

- the compensation and management development committee has the discretion to reduce the cash incentive awards as well as LTI awards as it deems appropriate;

- senior executives are subject to stock ownership guidelines requiring them to hold specified levels of the company's stock during the term of their employment, the economic risk of which may not be hedged by equity derivative instruments, in order to align their interests with the long-term interests of all stockholders;

- incentive based compensation of any current or former executive officer may be subject to recoupment in certain circumstances involving financial restatement due to material noncompliance;

- compliance with the company's code of business conduct and ethics is considered in compensation determinations;

- the company has an environmental, health and safety function which oversees and monitors compliance in these areas for the company;

- the company's variable compensation programs include a variety of environmental, health and safety performance metrics; and

- the compensation and management development committee continually monitors the company's compensation programs and practices to assure that they appropriately balance the interests of employees and stockholders.

For these reasons, we do not believe that our compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the company.

PROPOSAL 2: ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

In accordance with the Dodd-Frank Act enacted in 2010 and pursuant to Section 14A of the Exchange Act, an advisory vote on the frequency of stockholder votes on executive compensation was conducted in connection with the 2017 annual meeting of stockholders. At that meeting our stockholders agreed, and the board subsequently approved, that the advisory vote on executive compensation be held on an annual basis.

Accordingly, and pursuant to Section 14A of the Exchange Act, we are asking stockholders for an advisory approval of the compensation of our named executive officers as described in the "Compensation Discussion and Analysis," the compensation tables and related narrative discussion included in this proxy statement. This proposal, commonly known as a "say on pay" proposal, gives stockholders an opportunity to approve, reject or abstain from voting with respect to our overall fiscal 2021 executive compensation programs and policies and the compensation paid to our named executive officers.

Please read the "Compensation Discussion and Analysis" section beginning on page 20 for additional details about our executive compensation program, including information about the fiscal year 2021 compensation of our named executive officers, our outreach to stockholders and the continued enhancements we seek to make to our executive compensation programs to further align pay and performance.

This proposal allows our stockholders to express their opinions regarding the decisions of the committee on the prior year's annual compensation to the named executive officers. Because your vote on this proposal is advisory, it will not affect existing compensation or be binding on the company, the board or the committee. However, the board and the committee will carefully consider the voting results on this proposal in future decisions on executive compensation. Your advisory vote will serve as an additional tool to guide the board and the committee in continuing to improve the alignment of the company's executive compensation programs with the long-term interests of the company and its stockholders and is consistent with our commitment to high standards of corporate governance.

Hess' 2021 advisory vote on executive compensation received the approval of over 95% of shares present and entitled to vote at the 2021 annual meeting. Following the 2021 vote, we continued the outreach program we undertook with our stockholders and other stakeholders to discuss and solicit their views on matters of interest to them relating to our executive compensation program. For the reasons stated in the "Compensation Discussion and Analysis," we believe that our executive compensation program is tailored to our strategic plans, appropriately aligns executive pay with company performance and incentivizes management to work for the long-term growth of stockholder value.

The board of directors unanimously recommends stockholders vote FOR, on an advisory basis, the following resolution:

> "RESOLVED, that the compensation paid to the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

Adoption of the resolution requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting. Abstentions will have the same effect as a vote against this proposal. Broker non-votes will not be counted as present and are not entitled to vote on the proposal.

 **The board of directors unanimously recommends that stockholders vote FOR the approval of the compensation of our named executive officers.**

PROPOSAL 3: RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The audit committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accountants retained to audit the company's financial statements. Accordingly, the audit committee has selected the firm of Ernst & Young LLP as the independent registered public accountants of the company for the fiscal year ending December 31, 2022. Ernst & Young LLP has acted for the company in this capacity for many years. During this time, Ernst & Young LLP has gained significant knowledge about our operations and business, accounting policies and practices, and internal control over financial reporting.

The audit committee evaluated Ernst & Young LLP's qualifications, performance and independence, as described on page 13, and the audit committee and the board believe that the continued retention of Ernst & Young LLP as the company's independent registered public accountants is in the best interest of the company and its stockholders. Therefore, the board proposes that the stockholders ratify this selection at the annual meeting. Ratification of the appointment of Ernst & Young LLP as the independent registered public accountants of the company for the fiscal year ending December 31, 2022 requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting. Abstentions and broker non-votes will be counted as present for purposes of this vote and will have the effect of a vote against the proposal.

If the stockholders do not ratify the selection of Ernst & Young LLP, the selection of independent registered public accountants will be reconsidered by the audit committee.

Representatives of Ernst & Young LLP are expected to be present at the annual meeting and will be afforded the opportunity to make a statement if they desire and will be available to respond to appropriate questions.

Fee Information

Ernst & Young LLP's fees, by category of professional service in each of the last two fiscal years, were (in thousands):

	2021	2020
Audit Fees	$6,306	$6,076
Audit-Related Fees	849	782
Tax Fees	1,736	1,161
All Other Fees	—	129
Total	$8,891	$8,148

Audit fees include fees and expenses associated with the last annual audit, the reviews of the company's quarterly reports on Form 10-Q, reporting on the effectiveness of internal controls over financial reporting, SEC registration statements and statutory audits required internationally. These amounts also include $1.496 million and $1.434 million for 2021 and 2020, respectively, related to the audit of Hess Midstream LP.

Fees for audit-related services include pension and savings plan audits, attest services not required by statute or regulation, accounting consultations, acquisition and disposition reviews and consultations on internal accounting controls.

Tax fees include tax compliance services as well as United States and international tax advice and planning.

Other fees include advisory services associated to the company's Environmental, Health, Safety and Social Responsibility program.

As part of its responsibility for oversight of the independent registered public accountants, the audit committee has established a pre-approval policy for the provision of engaging audit and permitted non-audit services provided by the company's independent registered public accountants. In accordance with this policy, each type of audit, audit-related, tax and other permitted service to be provided by the independent registered public accountants is specifically described and each such service, together with a fee level or budgeted amount for such service, is pre-approved

 

annually by the audit committee. Each such service and budgeted amount is thereafter updated quarterly. Any type of permitted service not previously approved by the audit committee must be specifically pre-approved before the service can be provided. For each fiscal year, the audit committee may determine appropriate ratios between categories of services and the total fees paid to the independent registered public accountants. The audit committee has delegated authority to the chair of the audit committee to approve additional services or an increase in fees for a previously approved service in excess of the budgeted amount for that service. However, any increased fees or additional services so approved must be reported to the audit committee at its next scheduled meeting. In 2021 and 2020, all audit, audit-related, tax and other fees were pre-approved by the audit committee or the chair of the audit committee. The audit committee has determined that the provision of all services approved in accordance with this policy is not incompatible with the independence of the independent registered public accountants.



The board of directors unanimously recommends that stockholders vote FOR the ratification of the selection of Ernst & Young LLP as independent registered public accountants for the year ending December 31, 2022.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Why did I receive these proxy materials?

You have received these proxy materials because you are a Hess Corporation stockholder, and our board of directors is soliciting your authority, or proxy, to vote your shares at the 2022 annual meeting of stockholders. The proxy materials include our notice of annual meeting of stockholders, proxy statement and 2021 annual report. If you requested printed versions of these materials by mail, these materials also include the proxy card or voting instruction form for the annual meeting. Proxy cards are being solicited on behalf of our board of directors. The proxy materials include detailed information about the matters that will be discussed and voted on at the meeting and provide updated information about our company that you should consider in order to make an informed decision when voting your shares. The proxy materials are first being furnished to stockholders on or about April 14, 2022.

The following proposals are scheduled to be voted on at the annual meeting:

- **Proposal 1**: Election of twelve director nominees;
- **Proposal 2**: Advisory approval of the compensation of our named executive officers; and
- **Proposal 3:** Ratification of the selection of Ernst & Young LLP as our independent registered accountants for the fiscal year ending December 31, 2022.

Can I access the proxy materials on the internet?

Yes. The company's notice of annual meeting, proxy statement and 2021 annual report are available at **www.proxyvote.com**.

In accordance with SEC rules, we are making our proxy materials available to stockholders over the internet. On or about April 14, 2022, we mailed a Notice of Internet Availability of Proxy Materials to our stockholders (the "Notice"). The Notice contains instructions on how to access this proxy statement and our 2021 annual report and submit a proxy over the internet. If you received the Notice by mail, you will not receive a paper copy of the proxy materials unless you request such materials by following the instructions contained in the Notice.

The Notice also includes instructions about how to request delivery of future proxy materials electronically by e-mail, and we encourage you to do so. Choosing to receive future proxy materials by e-mail will save us the cost of printing and mailing the materials to you and will reduce the impact of our annual meeting on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail prior to the next stockholder meeting containing links to the proxy materials and the proxy voting website. Your election to receive proxy materials by e-mail will remain in effect until you change it.

How do I attend the annual meeting?

The annual meeting will be held at Hess Corporation, 1501 McKinney Street, Houston, Texas 77010 on Thursday, May 26, 2022 at 9:00 a.m., Central Time. When you arrive, signs will direct you to the appropriate room. Please note that the doors to the meeting room will not be open until 8:00 a.m. You should be prepared to present valid government-issued photo identification, such as a driver's license or passport, and adhere to the health and safety protocols for admittance. In addition, if you are a stockholder of record, your name will be verified against the list of stockholders of record prior to admittance to the annual meeting. If you are a beneficial owner, you must provide proof of beneficial ownership, such as your account statement showing that you own our stock, a copy of the voting instruction form provided by your broker, trustee or nominee, or other similar evidence of ownership. If you do not provide valid government-issued photo identification and comply with the health and safety procedures outlined below, you will not be admitted to the annual meeting. Directions to attend the annual meeting can be found at **www.hess.com/company/contact/hess-offices**. You do not need to attend the annual meeting to vote. Even if you plan to attend the annual meeting, please submit your vote in advance as instructed herein.



What are the health and safety protocols to attend the annual meeting?

We currently plan to conduct the annual meeting in person at our offices at 1501 McKinney Street, Houston, Texas 77010. We continue to be mindful of the public health concerns posed by COVID-19. In-person attendance will require compliance with protocols consistent with then applicable federal, state and local guidelines, mandates or recommendations, as well as with requirements imposed by our building. At this time there are no requirements to be vaccinated to attend the annual meeting. If circumstances change, however, please be prepared to: provide paper or digital proof of full vaccination record or paper or digital proof of a negative COVID-19 test administered by a health care professional before your arrival; wear a face mask unless unable due to disability as defined by the Americans with Disabilities Act; and maintain social distancing with other attendees. In such an event, we will announce any changes at **www.proxyvote.com**. We encourage you to check this website for the most up-to-date information prior to the annual meeting if you are considering attending the annual meeting. In addition, any person in attendance who does not comply with such measures, who exhibits cold or flu-like symptoms or who has been exposed to COVID-19, may be asked to leave the premises for the protection of the other attendees. To ensure the continued safety of all, once the annual meeting has concluded, all attendees will be asked to leave the premises as soon as possible. These measures are subject to change due to the fluidity of the public health situation, and we reserve the right to make adjustments, take any additional precautionary measures or impose any additional procedures or limitations on meeting attendees as we deem appropriate in relation to the physical meeting and access to our premises.

What is the quorum requirement for holding the 2022 annual meeting?

A majority of the outstanding shares of common stock, present in person or represented by proxy, will constitute a quorum at the annual meeting. Abstentions and broker non-votes will be counted as shares present for purposes of determining the presence of a quorum for the transaction of business.

Who can vote?

Holders of record of common stock at the close of business on April 1, 2022 will be entitled to vote at the annual meeting. Each share of common stock will be entitled to one vote on all matters properly brought before the meeting. As of April 1, 2022, there were 311,262,547 shares of common stock outstanding and entitled to vote at the annual meeting. There are no other voting securities of the company outstanding.

What is the difference between holding shares as a holder of record and as a beneficial owner?

If at the close of business on April 1, 2022, the record date for the annual meeting, your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization or other nominee, then you are the beneficial owner of shares held in "street name" and the proxy materials, as applicable, are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct that organization on how to vote the shares in your account. If that organization is not given specific direction, shares held in the name of that organization may not be voted and will not be considered as present and entitled to vote on any matter to be considered at the annual meeting, except with respect to the ratification of the company's independent auditors. **Brokers are not permitted to vote your shares for the election of directors or for the advisory vote on executive compensation without your instructions as to how to vote. Please instruct your broker how to vote your shares using the voting instruction form provided by your broker. The voting instruction forms provided by your bank, broker or other nominee will also include information about how to vote your shares over the internet or telephonically, if such options are available. Please return your completed voting instruction form to your broker and contact the person responsible for your account or vote by using the internet or telephone so that your vote can be counted.**

How do I vote my shares?

You may vote your shares using one of the following methods (please also see the information provided above concerning the difference between holding shares as a holder of record and holding shares beneficially through a bank, broker or other nominee—beneficial holders should follow the voting instructions provided by such nominee):



Over the Internet

If you have access to the internet, you can submit your proxy online by following the instructions included on your proxy card or the Notice (or voting instruction form in the case of beneficial holders for whom internet voting is available) for voting over the internet.



By Telephone

You can vote by calling a toll-free telephone number listed on the proxy card (or voting instruction form in the case of beneficial holders for whom telephone voting is available). Please refer to your proxy card or voting instruction form for instructions on voting by phone.



By Mail

You may vote your shares by completing, signing and mailing the proxy card included with your proxy materials (or voting instruction form in the case of beneficial holders). Please refer to your proxy card or voting instruction form for instructions on voting by mail.



In Person at the Annual Meeting

Stockholders are invited to attend the annual meeting and vote in person at the annual meeting. If you are a beneficial owner of shares you must obtain a legal proxy from the bank, broker or other holder of record of your shares to be entitled to vote those shares in person at the annual meeting.

A control number, located on the instruction sheet attached to the proxy card or the Notice, is designated to verify your identity and allow you to vote your shares and confirm that your voting instructions have been recorded properly. If you vote via the internet or by telephone, there is no need to return a signed proxy card. However, you may still vote by proxy by using the proxy card. If you vote by proxy prior to the annual meeting and also attend the annual meeting in person, there is no need to vote again at the annual meeting unless you wish to change your vote.

As noted above, if you hold shares beneficially in street name through a bank, broker or other nominee, you may vote by submitting the voting instruction form provided by your bank, broker or other nominee. Telephone and internet voting may be also available — please refer to the voting instruction form provided by your bank, broker or other nominee for more information.

Can I change my vote?

Yes. You may revoke the proxy at any time prior to its use by:

- delivering a written notice to the secretary of the company, mailed to Hess Corporation, 1185 Avenue of the Americas, New York, New York 10036;
- executing and submitting a later-dated proxy;
- re-voting your shares by telephone or on the internet; or
- attending the annual meeting and voting in person.

What vote is required to approve each of the proposals?

- *Proposal 1: Election of directors*: Directors will be elected by a majority of votes cast, which means that the number of shares voted "for" a director's election exceeds 50% of the number of votes cast with respect to that director's election. Abstentions and broker non-votes are not counted as votes cast.

- *Proposal 2: Advisory vote to approve the compensation of the named executive officers*: Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting. Abstentions will be counted as present for the purposes of this vote and will have the effect of a vote against the proposal. Broker non-votes will not be counted as present and are not entitled to vote on the proposal.

- *Proposal 3: Ratification of the selection of Ernst & Young LLP as our independent registered public accountants*: Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting. Abstentions and broker non-votes will be counted as present for purposes of this vote and will have the effect of a vote against the proposal.

What are the recommendations of the board of directors?

The board of directors unanimously recommends that you vote your shares on your proxy card:

- **FOR** the election of directors nominated herein;
- **FOR** the advisory approval of the compensation of our named executive officers; and
- **FOR** the proposal to ratify the selection of Ernst & Young LLP as independent auditors for the fiscal year ending December 31, 2022.

What does it mean if I receive more than one proxy card on or about the same time?

It generally means you hold shares registered in more than one account. In order to vote all of your shares, please sign and return each proxy card or, if you vote via the internet or telephone, vote once for each proxy card you receive.

What if I do not specify how I want my shares to be voted?

If you are the record holder of your shares and do not specify on your proxy card (or when giving your proxy by telephone or the internet) how you want to vote your shares, your shares will be voted:

- **FOR** the election of directors nominated herein;
- **FOR** the advisory approval of the compensation of our named executive officers; and
- **FOR** the proposal to ratify the selection of Ernst & Young LLP as independent auditors for the fiscal year ending December 31, 2022.

If you are a beneficial owner of shares and do not specify how you want to vote, your shares may not be voted by the record holder and will not be considered as present and entitled to vote on any matter to be considered at the annual meeting, except with respect to the ratification of the company's independent auditors. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how you wish your shares to be voted so you may participate in the stockholder voting on these important matters.

What is the effect of an "abstain" vote?

Abstentions are considered to be present and entitled to vote with respect to each relevant proposal, but will not be considered a vote cast with respect to that proposal. Therefore, an abstention will effectively be a vote against each of the proposals, except for the election of directors.

What is a "broker non-vote"?

A "broker non-vote" occurs when a beneficial owner of shares held by a broker, bank or other nominee fails to provide the record holder with voting instructions on any "non-routine" matters brought to a vote at a stockholder meeting.

Under the rules of the NYSE, "non-routine" matters include, among others, the election of directors and the advisory vote to approve the compensation of named executive officers. As such, a broker may not vote your shares with respect to such matters without your instructions.

If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how you wish your shares to be voted so you may participate in the stockholder voting on these important matters.

What should I do if I have other questions?

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, MacKenzie Partners, Inc., toll free at (800) 322-2885 or directly at (212) 929-5500.

ADDITIONAL INFORMATION

Availability of Additional Materials

The company will provide to any person whose proxy is solicited by this proxy statement, without charge, upon written request to the company's corporate secretary at our principal executive offices at Hess Corporation, 1185 Avenue of the Americas, New York, New York 10036, a copy of the company's annual report on Form 10-K for the fiscal year ended December 31, 2021, or the company's proxy statement. The company's proxy statement and annual report are also available on our website at **www.hess.com**.

The information provided on the company's website is referenced in this proxy statement for information purposes only. Neither the information on the company's website, nor the information in the company's sustainability report, shall be deemed to be a part of or incorporated by reference into this proxy statement or any other filings we make with the SEC.

Proxy Solicitation Expenses

The cost of preparing and mailing the Notice of Internet Availability of Proxy Materials, this proxy statement and the accompanying proxy and the cost of solicitation of proxies on behalf of the board of directors will be borne by the company. Solicitation will be made by mail and internet. Some personal solicitation may be made by directors, officers and employees without special compensation, other than reimbursement for expenses. In addition, we have retained MacKenzie Partners, Inc. to aid in the solicitation. Its fees for this solicitation are not expected to exceed $25,000, exclusive of expenses.

Brokers and other nominees will be requested to solicit proxies or authorizations from beneficial owners and will be reimbursed for their reasonable and documented expenses in connection therewith.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the company's directors, certain of its officers and persons who beneficially own more than 10% of the outstanding shares of the company's common stock to file initial reports of ownership and reports of changes in ownership of the company's common stock with the SEC. Based solely on the company's review of such reports filed electronically with the SEC and on any written representations from such reporting persons, the company believes that in 2021 all such reporting persons filed the required reports on a timely basis in accordance with Section 16(a).

Submission of Stockholder Proposals and Nominations for the 2023 Annual Meeting

Proposals and Director Nominees for Inclusion in Proxy Materials

Proposals which stockholders wish to include in the company's proxy materials relating to the 2023 annual meeting of stockholders must be received by the corporate secretary at the address below no later than December 15, 2022 (120 days prior to the one-year anniversary of this proxy statement). Such proposals must meet the requirements of the applicable SEC rules and regulations to be eligible for inclusion in the company's proxy materials. Proposals must be addressed to:

> Hess Corporation
> 1185 Avenue of the Americas
> New York, New York 10036
> Attn: Corporate Secretary

Stockholder nominations for candidates for election at the 2023 annual meeting of stockholders which the stockholders wish to include in the company's proxy materials relating to the 2023 annual meeting of stockholders pursuant to the company's proxy access by-law must be received by the company at the above address on or prior to February 25, 2023 (90 days prior to the one-year anniversary of the 2022 annual meeting) together with the information required by the proxy access provision in the company's by-laws.

Proposals and Director Nominees for Presentation at the Annual Meeting

Any stockholder proposal for, or nominations for candidates for election at, the 2023 annual meeting of stockholders which the proponent does not wish to include in the company's proxy materials for that meeting must be received on or prior to February 25, 2023 (90 days prior to the one-year anniversary of the 2022 annual meeting) together with the information required by the company's by-laws. If the notice of such proposal or nomination is received by the company at the above address after February 25, 2023, the proposal or nomination will be considered untimely, and if voted at the annual meeting, will be subject to the discretionary authority of proxies solicited by the board of directors.

OTHER MATTERS

The board of directors knows of no other matters to come before the meeting. Should any unanticipated business properly come before the meeting, the persons named in the enclosed proxy will vote in accordance with their best judgment. The accompanying proxy confers discretionary authority to such persons to vote on any unanticipated matters.

It is important that proxies be returned promptly. Stockholders are urged to date and sign the proxy and return it promptly in the accompanying envelope, or to vote via the internet or by calling the toll-free number as instructed on the proxy card.

By order of the Board of Directors,

Timothy B. Goodell
Secretary

April 14, 2022

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